                   SUBJECT TO COMPLETION, DATED JULY 24, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 OF THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-45067
                                                     (PURSUANT TO RULE 429, ALSO
                                                     REGISTRATION NO. 333-20911)

PROSPECTUS  SUPPLEMENT
(TO PROSPECTUS DATED JUNE 15, 1998)

                                  $

                                                               [LOGO]
                                 WORLDCOM, INC.

                           $         % NOTES DUE 2003
                           $         % NOTES DUE 2005
                           $         % NOTES DUE 2008
                           $         % NOTES DUE 2028
                                   ---------

    The    % Notes Due 2003 (the "Notes Due 2003"), which will mature on
           , 2003, the    % Notes Due 2005 (the "Notes Due 2005"), which will
mature on            , 2005, the    % Notes Due 2008 (the "Notes Due 2008"),
which will mature on            , 2008, and the    % Notes Due 2028 (the "Notes
Due 2028"), which will mature on            , 2028 (collectively, with the Notes
Due 2003, the Notes Due 2005 and the Notes Due 2008, the "Notes"), are being offered by WorldCom, Inc. ("WorldCom" or the "Company"). Interest on the Notes
will be payable semiannually in arrears on            and            of each
year, commencing            , 1999.

    The Notes Due 2003, the Notes Due 2005, the Notes Due 2008 and the Notes Due 2028 will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, at respective redemption prices equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined
herein) discounted at the Treasury Rate (as defined herein) plus (a)    basis
points for the Notes Due 2003, (b)   basis points for the Notes Due 2005, (c)
  basis points for the Notes Due 2008, or (d)   basis points for the Notes Due
2028, plus in the case of each of clause (i) and (ii) accrued interest to the date of redemption. See "Description of the Notes--Optional Redemption."

    Each of the Notes Due 2003, the Notes Due 2005, the Notes Due 2008 and the Notes Due 2028 will be represented by one or more Global Securities (as defined herein) registered in the name of a nominee of The Depository Trust Company ("DTC"), as Depository. Beneficial interests in such certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Owners of beneficial interests in the certificates representing the Notes will be entitled to physical delivery of Notes in certificated form in the amount of their respective beneficial interests only under the limited circumstances described in the accompanying Prospectus. See "Description of the Notes--Delivery and Form" and "--Same-Day Settlement and Payment."

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES SEE "RISK FACTORS" BEGINNING ON PAGE S-3.

                PRICE TO     UNDERWRITING     PROCEEDS TO
                PUBLIC(1)    DISCOUNT (2)      COMPANY(3)
Per Note Due
  2003              %              %               %
Total               $              $               $
Per Note Due
  2005              %              %               %
Total               $              $               $
Per Note Due
  2008              %              %               %
Total               $              $               $
Per Note Due
  2028              %              %               %
Total               $              $               $

    (1) Plus accrued interest, if any, from             , 1998 to date of
       delivery.

    (2) For information regarding indemnification of the Underwriters, see "Underwriting."

    (3) Before deducting expenses payable by the Company estimated at $
       .
                               ------------------

    The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the
facilities of DTC on or about         , 1998.
                               ------------------

SALOMON SMITH BARNEY

       CREDIT SUISSE FIRST BOSTON

                  LEHMAN BROTHERS

                            CHASE SECURITIES INC.

                                     J.P. MORGAN & CO.

                                              NATIONSBANC MONTGOMERY SECURITIES
                                              LLC

                                                     UTENDAHL CAPITAL PARTNERS,
                                                     L.P.

August   , 1998

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus Supplement and the accompanying Prospectus may be deemed to include or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") that involve risk and uncertainty, including, without limitation, statements contained under "Risk Factors," "The MCI/WorldCom Merger" and "Pro Forma Condensed Combined Financial Statements." Such statements may include, but are not limited to, the following:

    (i) certain statements, including possible or assumed results of operations of WorldCom or MCI Communications Corporation ("MCI") and the combined companies ("MCI/WorldCom"), forecasts, projections and descriptions of anticipated cost savings or other synergies, possible charges related to the allocation of a portion of the purchase price for MCI to in-process research and development projects of MCI or to certain exit costs relating to integrating the operations of MCI, the markets for WorldCom's or MCI's services and products, anticipated capital expenditures, regulatory developments, competition or the effects of the pending MCI/WorldCom merger (the "MCI/WorldCom Merger"), or the recently completed acquisitions by WorldCom of CompuServe Corporation (the "CompuServe Merger") and Brooks Fiber Properties, Inc. (the "BFP Merger") and the transactions with American Online, Inc. (the "AOL Transaction"), as well as assumptions regarding the foregoing;

    (ii) any statements preceded by, followed by or that include the words "intend," "expect," "project," "estimate," "predict," "anticipate," "should," "believe" and similar expressions; and

    (iii) other statements contained or incorporated by reference herein regarding matters that are not historical facts.

    Because such statements are subject to risks and uncertainties, future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the factors set forth under the caption "Risk Factors" herein. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date thereof.

    The independent public accountants have not examined or compiled any such forward-looking statements or any forecasts or other projections referred to herein and, accordingly, do not provide any assurance with respect to such statements.

    The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by WorldCom or persons acting on its behalf. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  THE COMPANY

GENERAL

    WorldCom is one of the largest telecommunications companies in the United States, serving local, long distance, and Internet customers domestically and internationally. WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

    WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, dedicated and dial-up Internet access, resale cellular services, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to asynchronous transfer mode ("ATM")-based backbone service, web server hosting and integration services and interconnection via Network Access Points ("NAPs") to Internet service providers ("ISPs").

    The Company serves as a holding company for its subsidiaries, the operations of which are organized along the Company's business lines. References herein to the Company include the Company and its subsidiaries, unless the context otherwise requires. WorldCom's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702, and its telephone number is
(601) 360-8600.

RECENT EVENTS

    SECOND QUARTER EARNINGS. On July 23, 1998, WorldCom reported revenues for the three months ended June 30, 1998 of $2.6 billion, a 45 percent increase over revenues of $1.8 billion for the same period in 1997. Net income for the three months ended June 30, 1998 was $227.5 million, a 411 percent increase over net income before extraordinary items of $44.5 million for the same period in 1997. Prior year results have been restated to include the effects of subsequent business combinations accounted for as pooling-of-interest transactions.

    BANK FACILITY. WorldCom currently is in the process of arranging a $12.0 billion bank credit facility (the "New Credit Facility"), consisting of the amendment and restatement of its existing $5.0 billion facility and the arrangement of a new $7.0 billion 364-day revolving credit facility. The $5.0 billion facility will consist of a $3.75 billion Facility A Revolving Credit Agreement ("Facility A") and a $1.25 billion Facility B Term Loan Agreement ("Facility B"). Facility A and Facility B will mature on June 30, 2002, and the $7.0 billion revolving credit facility ("Facility C") will mature 364 days from the closing of the Facilities, with options to extend Facility C for two additional 364-day periods (subject to 51% approval by the lenders) and to convert up to $4.0 billion of outstanding borrowings thereunder into a one-year term loan. The Company expects the New Credit Facility to contain pricing, covenants and events of default that are generally no less favorable than those contained in its existing credit facilities. The New Credit Facility is expected to be finalized in early August 1998. As of the date of this Prospectus Supplement, WorldCom has secured commitments, subject to satisfactory documentation and certain other conditions, in excess of the aggregate amount of the New Credit Facility. There can be no assurance that the New Credit Facility will be completed or that committed amounts will be made available to the Company.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE FOLLOWING FACTORS, IN EVALUATING WORLDCOM AND ITS BUSINESS. IN PARTICULAR, PROSPECTIVE INVESTORS SHOULD NOTE THAT

THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONTAIN OR INCORPORATE BY REFERENCE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PSLRA AND THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH STATEMENTS. SEE "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS." THE FACTORS LISTED BELOW REPRESENT CERTAIN IMPORTANT FACTORS THE COMPANY BELIEVES COULD CAUSE SUCH RESULTS TO DIFFER. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE GENERAL OR SPECIFIC RISKS THAT MAY AFFECT THE COMPANY. IT SHOULD BE RECOGNIZED THAT OTHER RISKS MAY BE SIGNIFICANT, PRESENTLY OR IN THE FUTURE, AND THE RISKS SET FORTH BELOW MAY AFFECT THE COMPANY TO A GREATER EXTENT THAN INDICATED.

RISKS RELATED TO THE MCI/WORLDCOM MERGER AND OTHER ACQUISITIONS

    UNCERTAINTIES IN INTEGRATING THE ACQUIRED COMPANIES AND ACHIEVING COST
     SAVINGS

    WorldCom entered into the MCI/WorldCom Merger Agreement (as defined herein), and recently completed the BFP Merger, the CompuServe Merger and the AOL Transaction, in each case with the expectation that the transactions will result in certain benefits, including, without limitation, cost savings, operating efficiencies, revenue enhancements and other synergies. See "The Company -- Recent Business Combinations" and "The MCI/WorldCom Merger." Achieving the benefits of the MCI/WorldCom Merger (which would be significantly larger than previous acquisitions completed by WorldCom), the BFP Merger, the CompuServe Merger and the AOL Transaction will depend in part upon the integration of the businesses of WorldCom with those of MCI, Brooks Fiber Properties, Inc. ("BFP"), CompuServe Network Services, Incorporated ("CNS") and ANS Communications, Inc. ("ANS"), in an efficient manner, and there can be no assurance that this will occur. The consolidation of operations will require substantial attention from management. The diversion of management attention and any difficulties encountered in the transition and integration processes could have a material adverse effect on the revenues, levels of expenses and operating results of MCI/WorldCom. There can be no assurance that MCI/WorldCom will realize any of the anticipated benefits, including achievement of any synergies anticipated by WorldCom, or that the Company will successfully retain the MCI management personnel it expects to play important roles in facilitating the integration process.

    RISK OF FAILURE OF THE MCI/WORLDCOM MERGER TO CLOSE; RISKS ASSOCIATED WITH
     FAILURE TO OBTAIN APPROVALS OF CERTAIN GOVERNMENTAL AUTHORITIES

    The consummation of the MCI/WorldCom Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act"), and confirmation from the Commission of the European Communities (the "European Commission") by way of a decision under Council Regulation 4064/89 (the "Merger Control Regulation") that the MCI/WorldCom Merger does not create or strengthen a dominant position as a result of which competition would be significantly impeded in the European common market. Although the waiting period under the Hart-Scott-Rodino Act expired on March 31, 1998 and the conditional approvals of the U.S. Department of Justice and the European Commission have been obtained -- subject to the divestiture of MCI's Internet services business (see "The MCI/WorldCom Merger -- Divestiture of MCI's Internet Services Business") -- the approvals of various domestic governmental agencies, including the Federal Communications Commission (the "FCC") and certain state public utility or service commissions ("PUCs"), must be received prior to consummation of the MCI/ WorldCom Merger. There can be no assurance that such authorizations and approvals will be granted, or, if granted will not contain certain material conditions or restrictions in addition to those already imposed, that an injunction will not be issued by a court of competent jurisdiction enjoining the consummation of the MCI/WorldCom Merger or that a challenge to the MCI/WorldCom Merger on the grounds that it violates U.S. antitrust laws or is not compatible with the European common market will not be made, or if a challenge is made, what the result will be. GTE Corporation ("GTE") and three of its subsidiaries filed suit in the U.S. District Court for the District of Columbia against WorldCom and MCI seeking to enjoin the pending merger on the grounds that it violates U.S. antitrust laws. WorldCom believes that the complaint is without merit, although there can be no assurance as to the ultimate result of the suit. In the event that the MCI/WorldCom Merger is not consummated, the ratings assigned to the Notes by the several nationally recognized rating agencies could be lower than would be the case for debt issued by MCI/WorldCom. WorldCom would be required to pay MCI $1.635 billion in the event the MCI/WorldCom Merger Agreement is terminated under certain circumstances. In addition, pursuant to the BT Agreement (as defined herein), WorldCom would be obligated to pay to BT $250 million in such event. See "The MCI/WorldCom Merger".

    Consummation of the MCI/WorldCom Merger is subject to additional approvals from certain governmental authorities. If such approvals have not been received at such time as all other material conditions to the MCI/WorldCom Merger have been satisfied or waived, MCI and WorldCom may nonetheless determine to consummate the MCI/WorldCom Merger. Although MCI and WorldCom are seeking such approvals, it is uncertain whether such approvals will be received in a timely fashion from, among others, every jurisdiction in which MCI and WorldCom are authorized to do business. If MCI and WorldCom determine to consummate the MCI/WorldCom Merger without having received all such approvals, no assurance can be given that any resulting loss of business would not have a material adverse effect on the businesses, prospects, financial condition or results of operations of MCI/WorldCom.

RISKS RELATING TO THE BUSINESSES AND OPERATIONS OF WORLDCOM

    Investors should be aware that business and other risks described herein as applicable to WorldCom are generally also applicable to MCI.

    DEBT SERVICE, INTEREST RATE FLUCTUATIONS, OTHER RESTRICTIVE COVENANTS AND
     CAPITAL SPENDING

    In connection with the MCI/WorldCom Merger, WorldCom has agreed to pay BT $51.00 in cash without interest for each share of Class A common stock ("MCI Class A Common Stock") of MCI it owns, or $6.94 billion in the aggregate. WorldCom expects to fund this commitment through a combination of commercial bank and public debt financings. The MCI/WorldCom Merger is expected to close during the third quarter of 1998, when funding of this commitment will occur. Increases in interest rates on WorldCom's debt would have an adverse effect upon WorldCom's reported net income and cash flow. WorldCom believes that the combined operations of WorldCom, CNS, ANS, and, upon consummation of the MCI/WorldCom Merger, MCI, would generate sufficient cash flow to service WorldCom's debt and capital requirements; however, economic downturns, increased interest rates and other adverse developments, including factors beyond WorldCom's control, could impair its ability to service its indebtedness. In addition, the cash flow required to service WorldCom's debt may reduce its ability to fund internal growth, additional acquisitions and capital improvements.

    The development of the businesses of MCI/WorldCom and the installation and expansion of their domestic and international networks would continue to require significant capital expenditures. Failure to have access to sufficient funds for capital expenditures on acceptable terms or the failure to achieve capital expenditure synergies may require MCI/WorldCom to delay or abandon some of its plans, which could have a material adverse effect on the success of MCI/WorldCom. The Company has historically utilized a combination of cash flow from operations and debt to finance capital expenditures and a mixture of cash flow, debt and stock to finance acquisitions. The Company expects to experience increased capital intensity due to network expansion and merger-related expenses as noted above and believes that funding needs in excess of internally generated cash flow and the Company's existing credit facilities will be met by accessing the debt markets. No assurance can be given that any public financing will be available on terms acceptable to the Company.

    ACQUISITION INTEGRATION

    A major portion of WorldCom's growth in recent years has resulted from acquisitions, which involve certain operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by WorldCom's management, while WorldCom continues to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness as a result of the acquisition and the consequent need to service that indebtedness. In carrying out its acquisition strategy, WorldCom attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but there can be no assurance that it will be successful in doing so. In addition, there can be no assurance that WorldCom will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.

    RISKS OF INTERNATIONAL BUSINESS

    The Company derives substantial revenues from providing international communications services to United States commercial and carrier customers. Such operations are subject to certain risks such as changes in United States or foreign government regulatory policies, disruption, suspension or termination of operating agreements, and currency fluctuations. In particular, the Company's revenues and costs of sales are sensitive to changes in international settlement rates and international traffic routing patterns. The rates that the Company can charge its customers for international services may decrease in the future due to the entry of new carriers with substantial resources, aggressiveness on the part of new or existing carriers, the widespread resale of international private lines to provide switched voice services, the provision of international services via non-traditional means including the Internet, the consummation of mergers, joint ventures and alliances among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new undersea fiber optic cables and new high capacity satellite systems in the Atlantic, Pacific and Indian Ocean regions.

    RISKS OF OVERSEAS BUSINESS OPERATIONS

    The Company derives substantial revenues from providing services to customers in overseas locations, particularly the United Kingdom and Germany. Such operations are subject to certain risks such as unfavorable legal and regulatory policies of the foreign jurisdiction, local political and economic developments, currency fluctuations, exchange controls, royalty and tax increases, retroactive tax claims, expropriation, and import and export regulations and other laws and policies of the United States affecting foreign trade, investment and taxation. In addition, in the event of any dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts and may not be successful in subjecting foreign persons or entities to the jurisdiction of the courts in the United States. WorldCom may also be hindered or prevented from enforcing its rights with respect to foreign governments because of the doctrine of sovereign immunity. There can be no assurance that the laws, regulations or administrative practices of foreign countries relating to WorldCom's ability to do business in that country will not change. Any such change could have a material adverse effect on WorldCom's financial condition and results of operations.

    RAPID TECHNOLOGICAL CHANGE; DEPENDENCE UPON PRODUCT DEVELOPMENT

    The telecommunications industry is subject to rapid and significant changes in technology. While WorldCom does not believe that, for the foreseeable future, these changes will either materially or adversely affect the continued use of fiber optic cable or materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of WorldCom cannot be predicted.

    The data communications products and services of UUNET Technologies, Inc., a wholly-owned subsidiary of WorldCom ("UUNET"), CNS and ANS, including Internet access and related products and services are subject to rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company will successfully identify new product and service opportunities and develop and bring new products and services to market in a timely manner. The Company also will be at risk from fundamental changes in the way data communications, including Internet access, services are marketed and delivered. The Company's Internet service strategy assumes that the Transmission Control Protocol/Internet Protocol, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocol and transport infrastructure for Internet-related services. Emerging transport alternatives include wireless cable modems and satellite delivery of Internet information; alternative open protocol and proprietary protocol standards have been or are being developed. WorldCom's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that WorldCom will succeed in adapting its data communications services business to alternate access devices, conduits and protocols.

    REGULATION RISKS

    WorldCom's operating subsidiaries are subject to varying degrees of federal, state, local and international regulation. In the United States, WorldCom's subsidiaries are most heavily regulated by the states, especially for the provision of local exchange services. Each such subsidiary must be separately certified in each state to offer local exchange and intrastate long distance services. No state, however, subjects WorldCom to price cap or rate of return regulation, nor is WorldCom currently required to obtain FCC authorization for installation or operation of its network facilities used for domestic services, other than licenses for specific terrestrial microwave and satellite earth station facilities which utilize radio frequency spectrum. FCC approval is required, however, for the installation and operation of international facilities and services. WorldCom is subject to varying degrees of regulation in the foreign jurisdictions in which it conducts business including the requirement to obtain authorization for the installation and operation of network facilities. Although the trend in federal, state, local and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulators or legislative initiatives in the United States and abroad would not have a material adverse effect on WorldCom.

    GENERAL. In implementing the Telecommunications Act of 1996 (the "Telecom Act"), the FCC established nationwide rules designed to encourage new entrants to participate in the local services markets through interconnection with the incumbent local exchange carriers ("ILECs"), resale of ILECs' retail services, and use of individual and combinations of unbundled network elements. These rules set the groundwork for the statutory criteria governing entry of the Bell Operating Companies (the "BOCs") into the long distance market. Appeals of the FCC order adopting these rules were consolidated before the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit"). The Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecom Act that were ordered by certain PUCs to be premature, but vacated significant portions of the FCC's nationwide pricing rules, and vacated an FCC rule requiring that unbundled network elements be provided on a combined basis. In response to requests by the Solicitor General, on behalf of the FCC, and certain other parties, including WorldCom, the United States Supreme Court has agreed to review the decision of the Eighth Circuit. Certain BOCs have also raised constitutional challenges to provisions of the Telecom Act restricting BOC provision of long distance services, manufacturing of telecommunications equipment, electronic publishing and alarm monitoring services. On December 31, 1997, the United States District Court for the Northern District of Texas (the "Texas District Court") ruled that these restrictions violate the Bill of Attainder Clause of the U.S. Constitution. Currently, this decision only applies to SBC Corporation ("SBC"), US WEST Communications Group ("US WEST"), and Bell Atlantic Corporation ("Bell Atlantic"). At the request of various parties, on February 11, 1998 the Texas District Court issued a stay of its decision pending appeal. AT&T Corp. ("AT&T"), MCI, the U.S. Department of Justice, the FCC and other parties have appealed the decision to the United States Court of Appeals for the Fifth Circuit. BellSouth Corporation ("BellSouth") raised the Bill of Attainder issue in its appeal before the United States Court of Appeals for the Fifth Circuit of the electronic publishing restrictions imposed under the Telecom Act. The Fifth Circuit held that the Telecom Act did not constitute a Bill of Attainder in respect to BellSouth's activities in the electronic publishing business. WorldCom cannot predict either the ultimate outcome of these or future challenges to the Telecom Act, any related appeals of regulatory or court decisions, or the eventual effect on its businesses or the industry in general.

    The FCC has denied each application filed by a Regional Bell Operating Company ("RBOC") seeking authority to provide inter-local access transport area ("interLATA") long distance service. In its denial of an Ameritech Corporation ("Ameritech") application and a BellSouth application, the FCC provided detailed guidance to applicants regarding the obligations of the applicants, the format of future applications, the content of future applications, and the review standards that it will apply in evaluating any future applications. The National Association of Regulatory Utility Commissioners and several state regulatory commissions have appealed jurisdictional aspects of that Ameritech application denial to the Eighth Circuit. WorldCom cannot predict either the outcome of these appeals, or the BOCs' willingness to abide by these FCC guidelines, or the timing or outcome of future applications submitted to the FCC. Additionally, several RBOCs have filed petitions requesting that the FCC forbear from imposing the line of business restrictions upon their data service offerings and their data network deployment. Other RBOCs have filed or announced their intention to file applications at the FCC for authority to provide interLATA services. Additionally, the FCC and several PUCs are considering a proposal that would allow BOCs electing to create separate wholesale network and retail organizations to enter the long distance market on an accelerated basis. WorldCom cannot predict the outcome of these proceedings or whether the outcome will have a material impact upon its consolidated financial position or results of operations.

    On May 7, 1997, the FCC announced that it would issue a series of orders to reform Universal Service Subsidy allocations and adopted various reforms to the existing rate structure for interstate access services provided by the ILECs that are designed to reduce access charges, over time, to more economically efficient levels and rate structures. It also affirmed that information service providers (including, among others, ISPs should not be subject to existing access charges ("ISP Exemption"). Petitions for reconsideration of, among other things, the access service and ISP Exemption related actions were filed before the FCC and appeals taken to various United States Courts of Appeals. On reconsideration, the FCC in significant part affirmed the access charge and ISP Exemption actions and the court appeals have been consolidated before the Eighth Circuit. Also, several state agencies have started proceedings to address the reallocation of implicit subsidies contained in the access rates and retail service rates to state universal service funds. Access charges are a principal component of WorldCom's telecommunication expense. Additionally, modification of the ISP Exemption could have an adverse effect on the Company's Internet-related services business. WorldCom cannot predict either the outcome of these appeals or whether or not the result(s) will have a material impact upon its consolidated financial position or results of operations.

    The FCC issued on December 24, 1996, a Notice of Inquiry to seek comment on whether it should consider various actions relating to interstate information services and the Internet. The FCC recognized that these services and recent technological advances may be constrained by current regulatory practices that have their foundations in traditional circuit switched telecommunications services and technologies. Based upon this and other proceedings, the FCC may permit telecommunications companies, BOCs, or others to increase the scope or reduce the cost of their Internet access services. WorldCom cannot predict the effect that such Notice of Inquiry, the Telecom Act or any future legislation, regulation or regulatory changes may have on its consolidated financial position or results of operations.

    INTERNATIONAL. In December 1996, the FCC adopted a new policy that makes it easier for United States international carriers to obtain authority to route international public switched voice traffic to and from the United States outside of the traditional settlement rate and proportionate return regimes. In

February 1997, the United States entered into a World Trade Organization Agreement (the "WTO Agreement") that should have the effect of liberalizing the provision of switched voice telephone and other telecommunications services in scores of foreign countries over the next several years. The WTO Agreement became effective in February 1998. In order to comply with United States commitments to the WTO Agreement, the FCC implemented new rules in February 1998 that liberalize existing policies regarding (i) the services that may be provided by foreign affiliated United States international common carriers, including carriers controlled or more than 25 percent owned by foreign carriers that have market power in their home markets, and (ii) the provision of international switched voice services outside of the traditional settlement rate and proportionate return regimes. The new rules make it much easier for foreign affiliated carriers to enter the United States market for the provision of international services.

    In August 1997, the FCC adopted mandatory settlement rate benchmarks. These benchmarks are intended to reduce the rates that United States carriers pay foreign carriers to terminate traffic in their home countries. The FCC will also prohibit a United States carrier affiliated with a foreign carrier from providing facilities-based service to the foreign carrier's home market until and unless the foreign carrier has implemented a settlement rate within the benchmark. The FCC also adopted new rules that will liberalize the provision of switched services over private lines to World Trade Organization member countries, by allowing such services on routes where 50% or more of United States billed traffic is being terminated in the foreign country at or below the applicable settlement rate benchmark or where the foreign country's rules concerning provision of international switched services over private lines are deemed equivalent to United States rules.

    Although the FCC's new policies and implementation of the WTO Agreement may result in lower costs to WorldCom to terminate international traffic, there is a risk that the revenues that WorldCom will receive from inbound international traffic may decrease to an even greater degree. The implementation of the WTO Agreement may also make it easier for foreign carriers with market power in their home markets to offer United States and foreign customers end-to-end services to the disadvantage of WorldCom, which may continue to face substantial obstacles in obtaining from foreign governments and foreign carriers the authority and facilities to provide such end-to-end services. Further, many foreign carriers have challenged, in court and at the FCC, the FCC's order adopting mandatory settlement rate benchmarks. If the FCC's settlement rate benchmark order is overturned, it could accelerate the full-fledged entry of foreign carriers into the United States, and make it more advantageous for foreign carriers to route international traffic into the United States at low, cost-based termination rates, while United States carriers would continue to have little choice but to route international traffic into most foreign countries at much higher, above cost, settlement rates.

    COMPETITION

    Virtually every aspect of the telecommunications industry is extremely competitive, and WorldCom expects that competition will intensify in the future. WorldCom (including UUNET, CNS, ANS and BFP) faces significant competition from carriers and other companies with greater market share and financial resources. WorldCom competes domestically with incumbent providers, which have historically dominated local telecommunications, and with long distance carriers, for the provision of long distance services. Sometimes the incumbent provider offers both local and long distance services. The ILECs presently have numerous advantages as a result of their historic monopoly control over local exchanges. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to WorldCom. Many of WorldCom's existing and potential competitors have financial, personnel and other resources significantly greater than those of WorldCom. WorldCom also faces competition from one or more competitors in every area of its business, including competitive access providers operating fiber optic networks, in some cases in conjunction with the local cable television operator. Several competitors have announced the deployment of nationwide fiber networks using advanced state-of-the-art technologies. AT&T and Sprint Corporation ("Sprint") have indicated their intention to offer local telecommunications services in major United States markets using their own facilities, including, in AT&T's case, the announced acquisition of the facilities and business of Teleport Communications Group, Inc. and Tele-Communications, Inc., or by resale of the local exchange carriers' or other providers' services. In addition, WorldCom competes with equipment vendors and installers and telecommunications management companies with respect to certain portions of their businesses.

    Overseas, WorldCom competes with incumbent providers, some of which still have special regulatory status and the exclusive rights to provide certain services, and virtually all of which have historically dominated their local, domestic long distance and international services business. These incumbent providers have numerous advantages, including existing facilities, customer loyalty and substantial financial resources. WorldCom also competes with other service providers, many of which are affiliated with incumbent providers in other countries. Typically, WorldCom must devote extensive resources to obtaining regulatory approvals necessary to operate overseas, and then to obtaining access to and interconnection with the incumbent's network on a non-discriminatory basis.

    WorldCom may also be subject to additional competition due to the development of new technologies and increased availability of domestic and international transmission capacity. For example, even though fiber optic networks, such as that of WorldCom, are now widely used for long distance transmission, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and fiber optic transmission capacity for services similar to those provided by WorldCom. WorldCom cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services. For most of the Company's communications services, the factors critical to consumers' choice of a service provider are cost, ease of use, speed of installation, quality, reputation, and in some cases geography and network size.

    Under the Telecom Act and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes, in part, the predicate for the BOCs to provide in-region interexchange long distance services if the constitutionality of the Telecom Act is upheld. The BOCs are currently allowed to offer certain "incidental" long distance service in-region and to offer out-of-region long distance services. Once the BOCs are allowed to offer in-region long distance services, they could be in a position to offer single source local and long distance service similar to that being offered by WorldCom. WorldCom expects that the increased competition made possible by regulatory reform will result in certain additional pricing and margin pressures in the domestic telecommunications services business. Such of the additional pressures as may result from BOC provision of in-region interexchange long distance services may be accelerated if the ruling of the Texas District Court on the constitutionality of the Telecom Act's restrictions is ultimately upheld on appeal.

    WorldCom also competes in offering data communications services, including Internet access and related services. This is also an extremely competitive business, and WorldCom expects that competition will intensify in the future. WorldCom believes that the ability to compete successfully in this arena depends on a number of factors, including: industry presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation on the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new products and services by WorldCom and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The success of WorldCom will depend heavily upon its ability to provide high quality data communication services, including Internet connectivity and value-added Internet services, at competitive prices.

    Major telecommunications companies have expanded their current services to compete fully in offering data communication services, including Internet access and value-added and data communications services, and WorldCom expects additional telecommunications companies to continue to compete in this arena. WorldCom believes that new competitors, including large computer hardware, software, media and other technology and communications companies will also offer data communications services, resulting in even greater competition for the Company. Certain companies, including AT&T, GTE, Intermedia Communications, Inc., Teleport Communications Group, Inc., Qwest Communications, PSINet, Inc., IXC Communications, Inc. and Williams Communications, have obtained or expanded their Internet access products and services as a result of network deployment, acquisitions and strategic investments. Such acquisitions may permit WorldCom's competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing competitive products and services. WorldCom expects these acquisitions and strategic investments to increase, thus creating significant new competitors to the Company. In addition, WorldCom expects new companies, such as Level 3, to enter this arena and provide additional competition for the Company's service offerings.

    As the Company continues to expand voice and data communications operations outside of the United States, the Company will be forced to compete with and buy services from incumbent providers, some of which are government-owned and/or still have special regulatory status and the exclusive rights to provide certain essential services. The Company will also encounter competition from companies whose operating styles are substantially different from those that they usually encounter. For example, in Europe, WorldCom's subsidiaries compete directly with: (1) telecommunications companies, such as BT, Deutsche Telekom AG and others; (2) global telecommunications alliances such as Global One (Deutsche Telekom AG, France Telecom and Sprint), Unisource/Uniworld (AT&T, Telia AB of Sweden, PTT Telecom Netherlands, and Swisscom) and others; and (3) other Internet access providers, such as Demon Internet Limited. Foreign competitors may also possess a better understanding of their local areas and may have better working relationships with, or control of, local telecommunications companies. There can be no assurance that the Company can obtain similar levels of local knowledge, and failure to obtain that knowledge could place the Company at a serious competitive disadvantage.

                          RECENT BUSINESS COMBINATIONS

    On January 31, 1998, WorldCom acquired CompuServe Corporation
("CompuServe"), pursuant to the merger of a wholly-owned subsidiary of WorldCom with and into CompuServe. Upon consummation of the CompuServe Merger, CompuServe became a wholly-owned subsidiary of WorldCom.

    As a result of the CompuServe Merger, each share of CompuServe common stock was converted into the right to receive 0.40625 shares of WorldCom common stock, par value $.01 per share (the "Common Stock" or "WorldCom Common Stock") or approximately 37.6 million shares of WorldCom Common Stock in the aggregate. Prior to the CompuServe Merger, CompuServe operated primarily through two divisions: Interactive Services and Network Services. Interactive Services offered worldwide online and Internet access services for consumers, while Network Services provided worldwide network access, management and applications, and Internet service to businesses. The CompuServe Merger was accounted for as a purchase; accordingly, operating results for CompuServe have been included from the date of acquisition.

    On January 31, 1998, WorldCom also acquired ANS from America Online, Inc. ("AOL") and has entered into five year contracts with AOL under which WorldCom and its subsidiaries will provide network services to AOL. As part of the AOL Transaction, AOL acquired CompuServe's Interactive Services division and received a $175 million cash payment from WorldCom. WorldCom retained the CNS division. ANS provides Internet access to AOL and AOL's subscribers in the United States, Canada, the United Kingdom, Sweden and Japan, and also designs, develops and operates high performance wide-area networks for business, research, education and governmental organizations. The AOL Transaction was accounted for as a purchase; accordingly, operating results for ANS have been included from the date of acquisition.

    On January 29, 1998, WorldCom acquired BFP, pursuant to the merger of a wholly-owned subsidiary of WorldCom, with and into BFP. Upon consummation of the BFP Merger, BFP became a wholly-owned subsidiary of WorldCom. BFP is a leading facilities-based provider of competitive local telecommunications services, commonly referred to as a competitive local exchange carrier in selected cities within the United States. BFP acquires and constructs its own state-of-the-art fiber optic networks and facilities and leases network capacity from others to provide long distance carriers ("IXCs"), ISPs, wireless carriers and business, government and institutional end users with an alternative to the ILECs for a broad array of high quality voice, data, video transport and other telecommunications services.

    As a result of the BFP Merger, each share of BFP common stock was converted into the right to receive 1.85 shares of WorldCom Common Stock or approximately
72.6 million shares of WorldCom Common Stock in the aggregate. The BFP Merger was accounted for as a pooling-of-interests and, accordingly, the Company's financial statements for periods prior to the BFP Merger have been restated to include the results of BFP for all periods presented.

                            THE MCI/WORLDCOM MERGER

GENERAL

    On October 1, 1997, WorldCom announced its intention to commence an exchange offer to acquire all of the outstanding shares of MCI common stock, par value $.10 per share ("MCI Common Stock"), for $41.50 of WorldCom Common Stock, subject to adjustment in certain circumstances as set forth in materials filed by WorldCom with the Securities and Exchange Commission (the "Commission"). On November 9, 1997, WorldCom entered into an Agreement and Plan of Merger (the "MCI/WorldCom Merger Agreement") with MCI and MCI Merger Sub, providing for the MCI/WorldCom Merger, with MCI Merger Sub surviving as a wholly-owned subsidiary of WorldCom. As a result of the MCI/WorldCom Merger, the separate corporate existence of MCI will cease, and MCI Merger Sub (which will be renamed "MCI Communications Corporation") will succeed to all the rights and be responsible for all the obligations of MCI in accordance with the Delaware General Corporation Law. Subject to the terms and conditions of the MCI/WorldCom Merger Agreement, each share of MCI Common Stock outstanding immediately prior to the effective time of the MCI/WorldCom Merger (the "MCI/WorldCom Effective Time"), other than shares owned by WorldCom or held by MCI, will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the MCI Exchange Ratio (as defined below), and each share of MCI Class A Common Stock outstanding immediately prior to the MCI/WorldCom Effective Time will be converted into the right to receive $51.00 in cash, without interest thereon. The "MCI Exchange Ratio" means the quotient (rounded to the nearest 1/10,000) determined by dividing $51.00 by the average of the high and low sales prices of WorldCom Common Stock (the "MCI/WorldCom Average Price") as reported on The Nasdaq National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the MCI/WorldCom Effective Time; provided, however, that the MCI Exchange Ratio will not be less than 1.2439 or greater than 1.7586. Cash will be paid in lieu of the issuance of any fractional share of WorldCom Common Stock in the MCI/WorldCom Merger.

    Based on the number of shares of MCI Common Stock outstanding as of March 31, 1998 and assumed MCI Exchange Ratios of 1.2439 and 1.7586, approximately 731,890,172 shares and 1,034,731,133 shares, respectively, of WorldCom Common Stock would be issued in the MCI/WorldCom Merger. In addition, as of March 31, 1998, outstanding options to purchase shares of MCI Common Stock would be converted in the MCI/ WorldCom Merger to options to acquire an aggregate of approximately 103,019,687 shares and 145,647,095 shares, respectively, of WorldCom Common Stock, and the exercise price would be adjusted to reflect the MCI Exchange Ratio, so that, on exercise, the holders would receive, in the aggregate, the same number of shares of WorldCom Common Stock as they would have received had they exercised prior to the MCI/WorldCom Merger, at the same exercise price.

    The MCI/WorldCom Merger was approved by the MCI stockholders and the WorldCom shareholders at separate meetings held on March 11, 1998. The MCI/WorldCom Merger was subsequently conditionally approved by the U.S. Department of Justice and the European Commission, subject to the divestiture of MCI's Internet services business. See "The MCI/WorldCom Merger -- Divestiture of MCI's Internet Services Business". In addition, the MCI/WorldCom Merger is also subject to approvals from the FCC and certain state government bodies. WorldCom anticipates that the MCI/WorldCom Merger will close in the third quarter of 1998.

    GTE and three of its subsidiaries filed suit in the U.S. District Court for the District of Columbia against WorldCom and MCI seeking to enjoin the MCI/WorldCom Merger on the grounds that it violates U.S. antitrust laws. WorldCom believes that the complaint is without merit, although there can be no assurance as to the ultimate result of the suit.

    Termination of the MCI/WorldCom Merger Agreement by MCI or WorldCom under certain conditions would require MCI to pay WorldCom $750 million as a termination fee and to reimburse WorldCom the $450 million alternative transaction fee paid by WorldCom to BT. Further, termination of the MCI/

WorldCom Merger Agreement by MCI or WorldCom under certain conditions would require WorldCom to pay MCI $1.635 billion as a termination fee.

    Pursuant to an agreement (the "BT Agreement") among MCI, WorldCom and BT, the prior merger agreement between BT and MCI (the "BT/MCI Merger Agreement") was terminated, and WorldCom agreed to pay BT an alternative transaction fee of $450 million and expenses of $15 million payable to BT in accordance with the BT/MCI Merger Agreement. These fees were paid on November 12, 1997. WorldCom also agreed to pay to BT an additional payment of $250 million in the event that WorldCom is required to make the $1.635 billion payment to MCI in accordance with the MCI/WorldCom Merger Agreement.

    WorldCom is in the process of developing its plan to integrate the operations of MCI which may include certain exit and restructuring costs. As a result of this plan, a charge which may be material but which cannot now be quantified, is expected to be recognized in the period in which such a restructuring occurs. In addition, WorldCom is conducting asset valuation studies of MCI's tangible and identifiable intangible assets, including in-process research and development projects, for the purpose of allocating the purchase price to the net assets acquired. A preliminary estimate of the one-time charge for purchased in-process research and development projects of MCI is between $6 and $7 billion. This discussion of possible future charges or allocations contains "forward looking statements" within the meaning of the PSLRA. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" above.

    The foregoing description of the MCI/WorldCom Merger Agreement and the BT Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which are incorporated by reference as exhibits to the WorldCom Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein. Additional information regarding such agreements and the transactions contemplated thereby is also contained under the caption "The MCI/WorldCom Merger" contained in the Company's Current Report on Form 8-K/A-1 dated November 9, 1997 (filed January 27, 1998), which is incorporated by reference herein. Additional information regarding MCI is contained in the Company's Current Report on Form 8-K/A-3 dated November 9, 1997 (filed May 28,
1998), which is incorporated by reference herein.

DIVESTITURE OF MCI'S INTERNET SERVICES BUSINESS

    On July 15, 1998, MCI announced that it had entered into a letter agreement (the "Letter Agreement") with Cable and Wireless plc ("Cable & Wireless") to sell its Internet backbone facilities and wholesale and retail Internet business (the "iMCI Business") for $1.75 billion in cash.

    The sale of the iMCI Business includes all associated traffic, revenue and backbone facilities. Cable & Wireless will acquire the following Internet assets: MCI's U.S. nationwide Internet backbone, MCI's dedicated access customers, MCI's ISP customers, MCI's dial-up business and MCI's web hosting and managed firewall services.

    In connection with the transaction, MCI has agreed to provide Cable & Wireless underlying transport services for Cable & Wireless's Internet backbone for up to five years. MCI and Cable & Wireless have also agreed to non-competition agreements for transitioning accounts of 24 and 18 months for wholesale and dedicated access retail customers, respectively. In addition, approximately 1,000 MCI employees -- in engineering, sales, customer service, marketing, operations and administrative support -- may be transferred to Cable & Wireless.

    The sale of the iMCI Business to Cable & Wireless is contingent upon receipt of U.S. Department of Justice and European Commission approval of the sale and the final regulatory approval of the MCI/ WorldCom Merger. The Letter Agreement will terminate if such governmental approvals are not received by December 31, 1998.

    MCI's agreement with Cable & Wireless has no immediate impact on MCI's Internet customers. They will continue to receive Internet service from MCI until the close of the MCI/WorldCom Merger when the agreement with Cable & Wireless becomes effective. At that time, they will become Cable & Wireless Internet customers.

    Subject to the terms of the Letter Agreement, MCI/WorldCom will offer a full suite of Internet services upon completion of the MCI/WorldCom Merger.

                                USE OF PROCEEDS

    The net proceeds of the offering are estimated to be $         . The Company
intends to use the net proceeds of the offering to repay existing indebtedness under the Company's existing credit facilities and for general corporate purposes. At June 30, 1998, the weighted average interest rates under the Company's credit facilities were 6.04% per annum. See Note 4 of the Notes to Consolidated Financial Statements contained in the Company's Current Report on Form 8-K dated May 28, 1998 (filed May 28, 1998) and Note F of the Notes to Consolidated Financial Statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which are incorporated by reference herein, for additional information regarding the credit facilities. The proceeds of the borrowings under the existing credit facilities were used by the Company for general corporate purposes as well as certain payments to BT in connection with the MCI/WorldCom Merger.

    The Company expects the MCI/WorldCom Merger to close after the consummation of this offering. In connection with the MCI/WorldCom Merger, the Company has agreed to pay BT $51.00 in cash for each share of MCI Class A Common Stock it owns, or $6.94 billion in the aggregate. WorldCom expects to fund this commitment through a combination of commercial paper issuance, proceeds from this debt offering and bank credit facilities.

                                 CAPITALIZATION

    The following table sets forth the consolidated short-term debt and capitalization of the Company as of March 31, 1998, and as adjusted to give effect to the sale by the Company of the Notes offered hereby (as if such sale occurred on such date).

                                                                                           MARCH 31, 1998
                                                                                    -----------------------------
                                                                                       ACTUAL       AS ADJUSTED
                                                                                    -------------  --------------

                                                                                           (IN THOUSANDS)
Short-term debt:
    Current maturities of long-term debt..........................................  $       6,318   $      6,318
                                                                                    -------------  --------------
                                                                                    -------------  --------------
Long-term debt:
        % Notes Due 2003..........................................................       --
        % Notes Due 2005..........................................................       --
        % Notes Due 2008..........................................................       --
        % Notes Due 2028..........................................................       --
    Senior Notes Due 1999--2027...................................................      3,346,838
    Credit facilities.............................................................      4,936,250
Other long-term debt, less current portion........................................         48,448
                                                                                    -------------  --------------
          Total long-term debt....................................................  $   8,331,536
                                                                                    -------------  --------------
Shareholders' investment:
    Series A Preferred Stock, par value $.01 per share; 94,992 shares authorized,
      issued and outstanding......................................................              1              1
    Series B Preferred Stock, par value $.01 per share; 12,237,025 shares
      authorized; 12,237,025 shares issued and outstanding........................            122            122
    Preferred Stock, par value $.01 per share; 34,905,008 shares authorized; none
      issued and outstanding......................................................       --              --
    Common Stock, par value $.01 per share; 2,500,000,000 shares authorized;
      1,028,976,222 shares issued and outstanding.................................         10,290         10,290
    Additional paid-in capital....................................................     16,950,898     16,950,898
    Unrealized holding gain on marketable equity securities.......................         50,328         50,328
    Retained earnings (deficit)...................................................     (2,189,180)    (2,189,180)
                                                                                    -------------  --------------
          Total shareholders' investment..........................................     14,822,459     14,822,459
                                                                                    -------------  --------------
            Total capitalization..................................................  $  23,160,313   $
                                                                                    -------------  --------------
                                                                                    -------------  --------------

                 SELECTED HISTORICAL FINANCIAL DATA OF WORLDCOM

    The consolidated selected historical financial data of WorldCom set forth below are derived from financial statements of WorldCom as they appeared in WorldCom's Current Report on Form 8-K dated May 28, 1998 (filed with Commission on May 28, 1998) for each of the three fiscal years in the period ended December 31, 1997 and WorldCom's Quarterly Report on Form 10-Q filed with the Commission for the period ending March 31, 1998.

                                                                                                         THREE MONTHS ENDED
                                                                       YEAR ENDED AND AT DECEMBER 31,
                                                                                                          AND AT MARCH 31,
                                                                       -------------------------------  --------------------
                                                                         1997       1996       1995       1998       1997
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                          (IN MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
Revenues:
Domestic switched....................................................  $   4,062  $   3,067  $   2,710  $   1,162  $     963
Domestic private line................................................      1,618        956        738        496        360
International........................................................        819        303     --            260        164
Internet.............................................................        566     --         --            392        111
                                                                       ---------  ---------  ---------  ---------  ---------
Core revenues........................................................      7,065      4,326      3,448      2,310      1,598
                                                                       ---------  ---------  ---------  ---------  ---------
Other................................................................        411        201        259         40         99
                                                                       ---------  ---------  ---------  ---------  ---------
Total revenues.......................................................      7,476      4,527      3,707      2,350      1,697

Operating expenses:
  Line costs.........................................................      3,857      2,475      2,034      1,147        921
  Selling, general and administrative................................      1,626        867        689        478        388
  Depreciation and amortization......................................        976        320        317        299        232
  Provision to reduce carrying value of certain assets...............     --            402     --         --         --
  Restructuring and other charges....................................     --            198     --             69     --
  Charge for in-process research and development.....................     --          2,140     --            429     --
                                                                       ---------  ---------  ---------  ---------  ---------
      Total..........................................................      6,459      6,402      3,040      2,422      1,541
                                                                       ---------  ---------  ---------  ---------  ---------
Operating income (loss)..............................................      1,017     (1,875)       667        (72)       156
Other income (expense):
  Interest expense...................................................       (395)      (253)      (253)      (102)       (90)
  Miscellaneous......................................................         41         25         14         12         13
                                                                       ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and extraordinary item.............        663     (2,103)       428       (162)        79
Provision for income taxes...........................................        416        130        171        118         54
                                                                       ---------  ---------  ---------  ---------  ---------
Net income (loss) before extraordinary item..........................        247     (2,233)       257       (280)        25
Extraordinary item (net of income taxes of $16 in 1996 and $78 in the
  first quarter of 1998).............................................         (3)       (24)    --           (129)    --
                                                                       ---------  ---------  ---------  ---------  ---------
Net income (loss)....................................................        244     (2,257)       257       (409)        25
Preferred dividend requirement.......................................         26          1         18          7          7
Special dividend payment to Series 1 preferred shareholder...........     --         --             15     --         --
                                                                       ---------  ---------  ---------  ---------  ---------
Net income (loss) applicable to common shareholders..................  $     218  $  (2,258) $     224  $    (416) $      18
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations (after preferred dividend requirement):
  Total..............................................................  $     221  $  (2,234) $     224  $    (287) $      18
  Per common share:
    Basic............................................................        .23      (5.02)       .58       (.28)       .02
    Diluted..........................................................        .22      (5.02)       .56       (.28)       .02
Dividends per common share...........................................     --         --         --         --         --
Total assets.........................................................     23,596     20,843      6,803     25,915     20,518
Long-term debt.......................................................      7,413      5,356      2,324      8,332      5,184
Shareholders' investment.............................................     13,801     13,252      2,281     14,822     13,328
Adjusted EBITDA......................................................      1,993      1,185        984        725        388
EBITDA...............................................................      1,993     (1,555)       984        227        388
Ratio of earnings to fixed charges...................................     2.09:1        N/A     2.53:1        N/A     1.57:1
Deficiency of earnings to fixed charges..............................  $  --      $   2,113  $  --      $     213  $  --

------------------------------

(1) Results for 1996 include a $2.14 billion charge for in-process research and development related to the merger with MFS Communications Company, Inc. ("MFS") on December 31, 1996. The charge is based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the MFS merger. The expense includes $1.6 billion associated with UUNET and $0.54 billion related to MFS.

    Additionally, 1996 results include other after-tax charges of $121 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $344 million after-tax write-down of operating assets within the Company's non-core businesses. On a pre-tax basis, these charges totaled $600.1 million.

(2) In 1995, Metromedia Company ("Metromedia") converted its Series 1 Preferred Stock into WorldCom Common Stock, exercised warrants to acquire WorldCom Common Stock and immediately sold its position of 61.7 million shares of WorldCom Common Stock in a public offering. In connection with the preferred stock conversion, WorldCom made a non-recurring payment of $15 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996, optional call date of approximately $26.6 million (which amount included an annual dividend requirement of $24.5 million plus accrued dividends to such call date).

(3) In connection with certain debt refinancing, the Company recognized in the three months ended March 31, 1998 and in the years ended December 31, 1996 extraordinary items of approximately $128.7 and $4.2 million, respectively, net of taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees. Additionally, in 1996 the Company recorded an extraordinary item of $20.2 million, net of taxes, related to a write-off of deferred international costs.

(4) In the first quarter of 1998, the Company recorded a one-time pre-tax charge of $69 million for employee severance, alignment charges and direct merger costs associated with the BFP Merger. On an after-tax basis, this charge was $47.1 million and is reflected in operating loss for the three months ended March 31, 1998.

    Also in the first quarter of 1998, the Company recorded a $429 million charge for in-process research and development related to the CompuServe Merger and the AOL Transaction. The charge was based on a valuation analysis of CNS and ANS technologies including the companies' virtual private data networks, application hosting products, security systems, next generation network architectures, and certain other identified research and development projects purchased in the CompuServe Merger and AOL Transaction. At the date of the CompuServe Merger and AOL Transaction, the technological feasibility of the acquired technology had not yet been established and the technology had no future alternative uses.

(5) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations, and fixed charges consist of pretax interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which the Company believes to be representative of interest. For the historical years ended December 31, 1996, and for the three months ended March 31, 1998, earnings were inadequate to cover fixed charges by the amounts shown.

(6) EBITDA, as defined herein, is operating income (loss) plus depreciation and amortization. EBITDA is presented because such data is used by certain investors to evaluate the Company's ability to service its debt, fund capital expenditures and expand its business. Adjusted EBITDA, as defined by management, is operating income (loss) plus depreciation and amortization, provisions to reduce the carrying value of certain assets, restructuring and other charges and charges for in-process research and development. Such information should not be considered an alternative to net income, operating income, income from continuing operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles ("GAAP"). Cash expenditures (including nondiscretionary expenditures) for various long-term assets, debt service and income taxes have been, and will be, incurred which are not reflected in the EBITDA or Adjusted EBITDA presentation, and therefore EBITDA and Adjusted EBITDA do not represent funds available for management's discretionary use. EBITDA and Adjusted EBITDA presented by the Company may not be comparable to EBITDA defined and presented by other companies.

                   SELECTED HISTORICAL FINANCIAL DATA OF MCI

    The consolidated selected historical financial data of MCI set forth below are derived from the financial statements of MCI as they appeared in MCI's Annual Reports on Form 10-K filed with the Commission for each of the three fiscal years in the period ended December 31, 1997 and MCI's Quarterly Report on Form 10-Q filed with the Commission for the period ending March 31, 1998.

                                                                                                          THREE MONTHS
                                                                     YEAR ENDED AND AT DECEMBER 31,       ENDED AND AT
                                                                                                           MARCH 31,
                                                                     -------------------------------  --------------------
                                                                       1997       1996       1995       1998       1997
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
Total revenues.....................................................  $  19,653  $  18,494  $  15,265  $   5,288  $   4,883
Operating expenses:
  Cost of services.................................................     10,956      9,489      7,893      2,883      2,525
  Sales, operations and general....................................      5,940      5,028      4,426      1,504      1,319
  Depreciation including asset write-downs.........................      2,082      1,664      1,828        690        453
                                                                     ---------  ---------  ---------  ---------  ---------
      Total........................................................     18,978     16,181     14,147      5,077      4,297
                                                                     ---------  ---------  ---------  ---------  ---------
Income from operations.............................................        675      2,313      1,118        211        586
Other income (expense):
  Interest expense.................................................       (235)      (196)      (149)       (52)       (58)
  Interest income..................................................         18         34        147          4          6
  Equity in income (losses) of affiliated companies................       (144)      (156)      (187)       (24)       (37)
  Other expense, net...............................................        (15)        (5)       (32)        39         (3)
                                                                     ---------  ---------  ---------  ---------  ---------
Income before income taxes.........................................        299      1,990        897        178        494
Income tax provision...............................................         90        753        349         62        184
Distributions on subsidiary Trust mandatorily redeemable preferred
  securities.......................................................         60         35     --             15         15
                                                                     ---------  ---------  ---------  ---------  ---------
Net income.........................................................  $     149  $   1,202  $     548  $     101  $     295
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Income from continuing operations (after preferred dividend
  requirement):
  Total............................................................  $     149  $   1,202  $     548  $     101  $     295
  Per common share:
    Basic..........................................................       0.22       1.75       0.81       0.14       0.43
    Diluted........................................................       0.21       1.73       0.80       0.14       0.42
Dividends per common share.........................................       0.05       0.05       0.05     --         --
Total assets.......................................................     25,510     22,978     19,301     25,465     23,607
Long-term debt.....................................................      3,276      4,798      3,444      3,615      4,984
Stockholders' equity...............................................     11,311     10,661      9,602     11,762     10,939

------------------------
(1) In May 1996, MCI Capital I, a wholly-owned Delaware statutory business trust, issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A due June 30, 2026, guaranteed, on a subordinated basis, by MCI. MCI Capital I exists for the sole purpose of issuing the preferred securities and investing the proceeds in MCI's 8% Junior Subordinated Deferrable Interest Debentures, Series A due June 30, 2026.

(2) In September and November 1995, MCI acquired all of the outstanding shares of common stock of Nationwide Cellular Service, Inc. and SHL Systemhouse Inc., respectively. These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

   Additionally, 1995 selling, general and administrative expenses include $216 million related to the consolidation of the MCI's core business operations and the centralization of major administrative functions.

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The following unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1998 and unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 1998, and for the year ended December 31, 1997, illustrate the effect of the MCI/WorldCom Merger as if the MCI/WorldCom Merger had occurred on March 31, 1998, for the Pro Forma Condensed Combined Balance Sheet and as of the earliest date presented for the Pro Forma Condensed Combined Statement of Operations. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies, or for the sale of the iMCI Business to Cable & Wireless pursuant to the Letter Agreement. See "The MCI/WorldCom Merger--Divestiture of MCI's Internet Services Business."

    Pursuant to the terms of the MCI/WorldCom Merger Agreement, each share of MCI Common Stock will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the MCI Exchange Ratio. The holder of MCI Class A Common Stock will be entitled to receive $51.00 per share in cash for each of the MCI Class A Common Stock shares it owns, or approximately $7 billion in the aggregate. The Pro Forma Condensed Combined Financial Statements have been prepared assuming the MCI/WorldCom Average Price to be $33.13, resulting in an assumed MCI Exchange Ratio of 1.5396. The actual MCI Exchange Ratio may vary as described herein. See "The MCI/WorldCom Merger--General." The MCI/WorldCom Merger will be accounted for as a purchase under generally accepted accounting principles.

    These Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements of WorldCom and MCI. The historical financial statements of WorldCom and related notes as of December 31, 1997 and for each of the years in the three-year period ended December 31, 1997 are contained in WorldCom's Current Report on Form 8-K dated May 28, 1998 and the historical financial statements of WorldCom and related notes as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 are contained in WorldCom's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, which reports are incorporated by reference herein. The historical financial statements of MCI and related notes as of December 31, 1997 and March 31, 1998 and for each of the years in the three-year period ended December 31, 1997 and for the three months ended March 31, 1998 and 1997 are contained in WorldCom's Current Report on Form 8-K/A-3 filed May 28, 1998, which is incorporated by reference herein.

    The Pro Forma Condensed Combined Financial Statements are presented for comparative purposes only and are not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

            WORLDCOM PRO FORMA CONDENSED COMBINED BALANCE SHEET (1)

                              AS OF MARCH 31, 1998

                                 (IN MILLIONS)

                                                                                                MCI WORLDCOM
                                                        WORLDCOM        MCI        PRO FORMA      PRO FORMA
                                                      HISTORICAL(2) HISTORICAL(2) ADJUSTMENTS     COMBINED
                                                      ------------  ------------  -----------  ---------------
Current assets......................................   $    2,183    $    5,128    $   6,936(4)   $     7,311
                                                                                      (6,936)(3)
Property, plant and equipment, net..................        7,732        13,944       (2,700)(3)        18,976
Goodwill and other intangibles, net.................       14,718         2,327       28,366(3)        45,411
Other assets........................................        1,282         4,066          (77)(5)         5,271
                                                      ------------  ------------  -----------        -------
    Total assets....................................   $   25,915    $   25,465    $  25,589     $    76,969
                                                      ------------  ------------  -----------        -------
                                                      ------------  ------------  -----------        -------
Current liabilities.................................   $    2,310    $    7,237    $  --         $     9,547
Long-term debt......................................        8,332         3,615        6,936(4)        18,883
Other liabilities...................................          451         2,101       (1,015)(3)         1,537
Mandatorily redeemable preferred stock..............       --               750       --                 750
Shareholders' equity:
  Class A common stock..............................       --                14          (14)(5)       --
  Common stock......................................           10            60          (60)(5)            20
                                                                                          10(6)
  Paid in capital...................................       16,951         6,350       (6,350)(5)        48,371
                                                                                      31,420(6)
  Retained earnings (deficit).......................       (2,189)        5,446       (5,446)(5)        (2,189)
  Other.............................................           50          (108)         108(5)            50
                                                      ------------  ------------  -----------        -------
    Total shareholders' equity......................       14,822        11,762       19,668          46,252
                                                      ------------  ------------  -----------        -------
    Total liabilities and shareholders' equity......   $   25,915    $   25,465    $  25,589     $    76,969
                                                      ------------  ------------  -----------        -------
                                                      ------------  ------------  -----------        -------

The accompanying notes are an integral part of this statement.

            PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (1)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                              MCI WORLDCOM
                                  WORLDCOM           MCI         PRO FORMA     PRO FORMA
                                HISTORICAL(2)   HISTORICAL(2)   ADJUSTMENTS     COMBINED
                                -------------   -------------   -----------   ------------
Revenues......................     $2,350          $5,288          $(204)(7)     $7,434
Operating expenses:
  Line costs..................      1,147           2,883           (204)(7)      3,826
  Selling, general and
    administrative............        478           1,504          --             1,982
  Depreciation and
    amortization..............        299             690            181(8)       1,032
                                                                    (138)(9)
  Brooks Fiber merger costs...         69          --              --                69
  Charge for in-process
    research and
    development...............        429          --              --               429
                                   ------          ------          -----         ------
Operating income..............        (72)            211            (43)            96
Other income (expense):
  Interest expense............       (102)            (52)          (114)(10)      (268)
  Other.......................         12              19          --                31
                                   ------          ------          -----         ------
Income (loss) before income
  taxes.......................       (162)            178           (157)          (141)
Provision for income taxes....        118              62              9(11)        189
                                   ------          ------          -----         ------
Income (loss) from continuing
  operations..................       (280)            116           (166)          (330)
Preferred dividend
  requirements................          7              15          --                22
                                   ------          ------          -----         ------
Net income (loss) applicable
  to common shareholders......     $ (287)         $  101          $(166)        $ (352)
                                   ------          ------          -----         ------
                                   ------          ------          -----         ------
Number of shares issued and
  outstanding:
  Basic.......................      1,012             715                         1,903
                                   ------          ------                        ------
                                   ------          ------                        ------
  Diluted.....................      1,012             732                         1,903
                                   ------          ------                        ------
                                   ------          ------                        ------
Earnings per share (12)
  Basic.......................     $(0.28)         $ 0.14                        $(0.18)
  Diluted.....................     $(0.28)         $ 0.14                        $(0.18)

The accompanying notes are an integral part of this statement.

            PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (1)

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                              MCI WORLDCOM
                                  WORLDCOM           MCI         PRO FORMA     PRO FORMA
                                HISTORICAL(2)   HISTORICAL(2)   ADJUSTMENTS     COMBINED
                                -------------   -------------   -----------   ------------
Revenues......................     $7,476          $19,653         $(380)(7)    $26,749
Operating expenses:
  Line costs..................      3,857           10,956          (380)(7)     14,433
  Selling, general and
    administrative............      1,626            5,940         --             7,566
  Depreciation and                                                   722(8)
    amortization..............        976            2,082          (550)(9)      3,230
                                   ------       -------------      -----      ------------
Operating income..............      1,017              675          (172)         1,520
Other income (expense):
  Interest expense............       (395)            (235)         (454)(10)    (1,084)
  Other.......................         41             (141)        --              (100)
                                   ------       -------------      -----      ------------
Income (loss) before income
  taxes.......................        663              299          (626)           336
Provision for income taxes....        416               90            36(11)        542
                                   ------       -------------      -----      ------------
Income (loss) from continuing
  operations..................        247              209          (662)          (206)
Preferred dividend
  requirements................         26               60         --                86
                                   ------       -------------      -----      ------------
Net income (loss) applicable
  to common shareholders......     $  221          $   149         $(662)       $  (292)
                                   ------       -------------      -----      ------------
                                   ------       -------------      -----      ------------
Number of shares issued and
  outstanding:
  Basic.......................        966              693                        1,824
                                   ------       -------------                 ------------
                                   ------       -------------                 ------------
  Diluted.....................        997              707                        1,824
                                   ------       -------------                 ------------
                                   ------       -------------                 ------------
Earnings per share (12)
  Basic.......................     $ 0.23          $  0.22                      $ (0.16)
  Diluted.....................     $ 0.22          $  0.21                      $ (0.16)

The accompanying notes are an integral part of this statement.

                               NOTES TO PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

    1. The unaudited pro forma financial data do not give effect to any restructuring costs, nor any potential cost savings or other synergies that could result from the MCI/WorldCom Merger or for the sale of the iMCI Business. WorldCom is in the process of developing its plan to integrate the operations of MCI which may include certain exit and restructuring costs. As a result of this plan, a charge, which may be material but which cannot now be quantified, is expected to be recognized in the period in which such a restructuring occurs. Furthermore, the pro forma financial data do not reflect any expense of intangible assets attributable to the value of any in-process research and development projects of MCI at the time of the MCI/WorldCom Merger. However, WorldCom is conducting asset valuation studies of MCI's tangible and identifiable intangible assets, including in-process research and development projects, for the purpose of allocating the purchase price to the net assets acquired. A preliminary estimate of the one-time charge for purchased in-process research and development projects of MCI is between $6 and $7 billion. The pro forma data are not necessarily indicative of the operating results or financial position that would have occurred had the MCI/WorldCom Merger been consummated at the dates indicated, nor necessarily indicative of future operating results or financial position. This Note contains "forward-looking statements" within the meaning of the PSLRA. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" above.

    2. These columns represent historical results of operations and financial position.

    3. This adjustment reflects the excess of consideration over net assets acquired. The following is a calculation (in millions except per share data):

MCI Common Stock outstanding at March 31, 1998....................        588
Shares issuable (treasury stock method) upon exercise of MCI
  options.........................................................         30
                                                                    ---------
MCI Common Stock assumed outstanding at March 31, 1998............        618
MCI Exchange Ratio per share......................................     1.5396
                                                                    ---------
WorldCom Common Stock assumed to be issuable......................        951
WorldCom per share closing price on November 7, 1997..............  $   33.13
                                                                    ---------
Sub-total.........................................................  $  31,507
Payment to MCI Class A Common Stockholder.........................      6,936
Inducement fee and other estimated transaction costs..............        510
                                                                    ---------
Total consideration...............................................     38,953

Preliminary purchase accounting adjustments:
Fair value adjustment to property, plant and equipment............      2,700
Deferred tax impact of fair value adjustment......................     (1,015)
                                                                    ---------
                                                                       40,638
Historical net book value of MCI net assets acquired..............    (11,762)
                                                                    ---------
Excess of consideration over net assets acquired..................     28,876
Inducement fee and other transaction costs reflected in WorldCom
  historical......................................................       (510)
                                                                    ---------
                                                                    $  28,366
                                                                    ---------
                                                                    ---------

    The total consideration will be allocated to the assets and liabilities of MCI based on their estimated fair value. A preliminary allocation of the purchase price has been presented in the pro forma condensed combined financial statements in which the historical MCI property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated replacement cost. The impact of this fair value adjustment has also been reflected in pro forma deferred tax balances. The excess of consideration over the historical book value of MCI net assets acquired has been preliminarily allocated to goodwill and other intangible assets. A final allocation of the purchase price to the MCI assets acquired and liabilities assumed is dependent upon certain valuations and studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying pro forma financial information. These valuations are expected to be completed around the effective time of the MCI/WorldCom Merger. WorldCom's management believes the consideration in excess of the historical book value of MCI's net assets acquired, primarily comprises goodwill, certain in-process research and development projects and other intangible assets. In-process research and development projects may include projects for which technological feasibility has not been established and the technology has no future alternative use. To the extent that a portion of the purchase price is allocated to such in-process research and development projects, a charge, which, based upon preliminary estimates, may approximate $6 to $7 billion, would be recognized in the period in which the MCI/WorldCom Merger occurs (See Note 1). This Note contains "forward-looking statements" within the meaning of the PSLRA. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" above.

    4. This adjustment represents additional borrowings of $6.9 billion for the purpose of financing the cash payment to the holder of the MCI Class A Common Stock. Estimated transaction costs of $510 million (which includes a $465 million inducement fee paid to BT) were paid in 1997 and are reflected in the WorldCom historical column.

    5. These adjustments represent the elimination of MCI's stockholders' equity accounts and investment in WorldCom Common Stock.

    6. These adjustments represent the issuance of approximately 951 million shares of WorldCom Common Stock in connection with the MCI/WorldCom Merger at an assumed MCI Exchange Ratio of 1.5396 shares of WorldCom Common Stock for each share of MCI Common Stock outstanding. The actual MCI Exchange Ratio may vary as described herein.

    7. These estimated adjustments eliminate the revenues and corresponding line costs attributable to the intercompany transactions between WorldCom and MCI.

    8. This entry reflects the adjustment to amortization for the effect of the excess of consideration over net assets acquired in the MCI/WorldCom Merger. For purposes of the Pro Forma Condensed Combined Financial Statements, the excess consideration has been amortized over an estimated life of 40 years. WorldCom management expects that amounts allocated to goodwill and trade names will be amortized over 40 years while other intangible assets may be amortized over shorter periods consequently reducing net income reported by MCI WorldCom. A final determination of the lives attributable to the intangible assets has not yet been made (See Note 1). As discussed in Note 3, a portion of the excess consideration may be allocated to certain in-process research and development projects. To the extent amounts are allocated to certain in-process research development projects, goodwill and pro forma amortization expense would be ratably reduced.

    9. This entry reflects the adjustment to depreciation expense for the effect of the fair value adjustment of MCI's property, plant and equipment based on a preliminary evaluation of depreciated replacement cost (See Note 3).

    10. These adjustments represent the recognition of interest expense on the additional borrowings of WorldCom to finance the cash payment to the holder of the MCI Class A Common Stock and transaction costs (see Note 4). The interest expense was calculated based on WorldCom's incremental borrowing rate of 6.1%. A change of 1/8% in the incremental rate would affect interest expense by $2.3 million and $9.3 million for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively.

    11. These entries represent the tax effect of the pro forma adjustments.

    12. Pro forma per share data are based on the number of WorldCom common and common equivalent shares that would have been outstanding had the MCI/WorldCom Merger occurred on the earliest date presented.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus under "Description of Debt Securities" to which reference is hereby made.

CERTAIN TERMS OF THE NOTES DUE 2003

    The Notes Due 2003 are a series of Debt Securities described in the accompanying Prospectus, which will be senior Debt Securities, will be limited
to $   million aggregate principal amount and will mature on            , 2003.
Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2003 and of the Indenture dated as of March 1, 1997 (the "Indenture") between the Company and The Chase Manhattan Bank, as successor to Mellon Bank, N.A., as trustee (the "Trustee"), under which the Notes Due 2003 will be issued.

    The Notes Due 2003 will bear interest at the rate of    % per annum from
           , 1998, payable semiannually in arrears on                 and     of
    each year, commencing            , 1999, to the persons in whose names the
Notes Due 2003 are registered at the close of business on the preceding       or
    , each a record date, as the case may be. Principal of and interest on the Notes Due 2003 will be payable (and the Notes Due 2003 may be presented for repayment) at the office or agency of the Company maintained for such purposes in New York, New York. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    The Notes Due 2003 will not be subject to any sinking fund.

CERTAIN TERMS OF THE NOTES DUE 2005

    The Notes Due 2005 are a series of Debt Securities described in the accompanying Prospectus, which will be senior Debt Securities, will be limited
to $   million aggregate principal amount and will mature on            , 2005.
Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2005 and of the Indenture under which the Notes Due 2005 will be issued.

    The Notes Due 2005 will bear interest at the rate of    % per annum from
           , 1998, payable semiannually in arrears on     and     of each year,
commencing            , 1999, to the persons in whose names the Notes Due 2005
are registered at the close of business on the preceding
                or                , each a record date, as the case may be.
Principal of and interest on the Notes Due 2005 will be payable (and the Notes Due 2005 may be presented for repayment) at the office or agency of the Company maintained for such purposes in New York, New York. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    The Notes Due 2005 will not be subject to any sinking fund.

CERTAIN TERMS OF THE NOTES DUE 2008

    The Notes Due 2008 are a series of Debt Securities described in the accompanying Prospectus, which will be senior Debt Securities, will be limited
to $   million aggregate principal amount and will mature on            , 2008.
Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2008 and of the Indenture under which the Notes Due 2008 will be issued.

    The Notes Due 2008 will bear interest at the rate of    % per annum from
           , 1998, payable semiannually in arrears on                 and
                of each year, commencing            , 1999, to the persons in
whose names the Notes Due 2008 are registered at the close of business on the
preceding     or     , each a record date, as the case may be. Principal of and interest on the Notes Due 2008 will be payable (and the Notes Due 2008 may be presented for repayment) at the office or agency of the Company maintained for such purposes in New York, New York. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    The Notes Due 2008 will not be subject to any sinking fund.

CERTAIN TERMS OF THE NOTES DUE 2028

    The Notes Due 2028 are a series of Debt Securities described in the accompanying Prospectus, which will be senior Debt Securities, will be limited
to $   million aggregate principal amount and will mature on            , 2028.
Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2028 and of the Indenture under which the Notes Due 2028 will be issued.

    The Notes Due 2028 will bear interest at the rate of    % per annum from
           , 1998, payable semiannually in arrears on       and       of each
year, commencing            , 1999, to the persons in whose names the Notes Due
2028 are registered at the close of business on the preceding     or     , each
a record date, as the case may be. Principal of and interest on the Notes Due 2028 will be payable (and the Notes Due 2028 may be presented for repayment) at the office or agency of the Company maintained for such purposes in New York, New York. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    The Notes Due 2028 will not be subject to any sinking fund.

RANKING

    The Notes will be effectively subordinated to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. The Indenture permits the Company and its Restricted Subsidiaries to incur or permit to be outstanding secured indebtedness in an aggregate amount not exceeding 10% of the total assets of the Company and its Subsidiaries, in addition to Permitted Liens, all as described under "Description of Debt Securities -- Limitation on Liens" in the accompanying Prospectus. The Company's assets consist principally of the stock of and advances to its subsidiaries. Almost all of the operating assets of the Company and its consolidated subsidiaries are owned by such subsidiaries and the Company relies primarily on interest and dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations and corporate expenses. The Notes will be structurally subordinated to all obligations, including trade payables, of the Company's subsidiaries, to the extent of the assets of such subsidiaries available to satisfy such obligations. Upon consummation of the MCI/WorldCom Merger, MCI would be a subsidiary of the Company, and the Notes would be structurally subordinated to all obligations of MCI. See "Selected Historical Financial Data of MCI" herein and the unaudited financial statements of MCI for the quarter ended March 31, 1998 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations contained in pages F-34 through F-52 appearing in the Company's Current Report on Form 8-K/A-3 dated November 9, 1997 (filed on May 28, 1998), which are incorporated by reference herein.

    As described in the accompanying Prospectus, certain provisions of the Indenture which are applicable to the Notes are less restrictive than corresponding provisions which are applicable to the 1997 Senior Securities (as defined therein) issued under the Indenture. See "Description of Debt Securities -- Limitation on Liens" and "--Events of Default, Notices and Waivers" in the Prospectus. If the Company should fail to comply with the more restrictive provisions applicable to the 1997 Senior Securities, the 1997 Senior Securities may be declared to be due and payable at a time when the Notes would not be so declared to be due and payable, and such acceleration in respect of the 1997 Senior Securities may adversely affect the ability of the Company to make required payments in respect of the Notes.

OPTIONAL REDEMPTION

    The Notes Due 2003, the Notes Due 2005, the Notes Due 2008 and the Notes Due 2028 will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of Notes, at respective redemption prices equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the
Treasury Rate (as defined below) plus (a)         basis points for the Notes Due
2003, (b)         basis points for the Notes Due 2005, (c)         basis points
for the Notes Due 2008, or (d)         basis points for the Notes Due 2028, plus
in the case of each of clause (i) and (ii) accrued interest to the date of redemption.

    "Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes Due 2003, the Notes Due 2005, the Notes Due 2008 or the Notes Due 2028, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

    "Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time on the third business day preceding such Redemption Date.

    "Reference Treasury Dealer" means each of Salomon Brothers Inc, Credit Suisse First Boston Corporation, Lehman Brothers, Inc., Chase Securities Inc., J.P. Morgan Securities Inc., and NationsBanc Montgomery Securities LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

    "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related

Redemption Date but for such redemption; provided, however, that, if such Redemption Date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such Redemption Date.

    On and after the Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption (unless the Company defaults in the payment of the Redemption Price and accrued interest). On or before the Redemption Date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all of the Notes Due 2003, the Notes Due 2005, the Notes Due 2008 or the Notes Due 2028 are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

DELIVERY AND FORM

    The Notes Due 2003, the Notes Due 2005, the Notes Due 2008 and the Notes Due 2028 initially will be represented by one or more global securities ("Global Securities") deposited with DTC and registered in the name of the nominee of DTC, except as set forth below. Each of the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the accompanying Prospectus under "Description of Debt Securities--Book-Entry Debt Securities," no Beneficial Owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as DTC or any successor depository (collectively, the "Depository") or its nominee is the registered holder of the Global Securities, the Depository, or such nominee, as the case may be, will be considered to be the sole owner or holder of the applicable Notes for all purposes of the Indenture. Investors' interests in the Global Securities will be represented through financial institutions acting on their behalf as Direct and Indirect Participants in the Depository. Such Participants may include Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear") or Cedel Bank societe anonyme.

    A further description of the Depository's procedures with respect to the Global Securities representing the Notes is set forth in the accompanying Prospectus under "Description of Debt Securities--Book-Entry Debt Securities."

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by the Global Securities, all payments of principal and interest will be made by the Company in immediately available funds.

    The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

REGARDING THE TRUSTEE

    An affiliate of the Trustee is one of the Underwriters. See "Underwriting" herein and "Description of Debt Securities -- Regarding the Trustee" in the accompanying Prospectus for additional information regarding the Trustee.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                          PRINCIPAL AMOUNT  PRINCIPAL AMOUNT  PRINCIPAL AMOUNT  PRINCIPAL AMOUNT
                                            OF NOTES DUE      OF NOTES DUE      OF NOTES DUE      OF NOTES DUE
              UNDERWRITERS                      2003              2005              2008              2028
----------------------------------------  ----------------  ----------------  ----------------  ----------------
Salomon Brothers Inc....................   $                 $                 $                 $
Credit Suisse First Boston
  Corporation...........................
Lehman Brothers, Inc....................
Chase Securities Inc....................
J.P. Morgan Securities Inc..............
NationsBanc Montgomery Securities LLC...
Utendahl Capital Partners, L.P..........
                                          ----------------  ----------------  ----------------  ----------------
    Total...............................   $                 $                 $                 $
                                          ----------------  ----------------  ----------------  ----------------
                                          ----------------  ----------------  ----------------  ----------------

    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, that the Underwriting Agreement may be terminated under certain circumstances, and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

    The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers
at such prices less concessions not in excess of    %, in the case of the Notes
Due 2003, not in excess of    %, in the case of the Notes Due 2005, not in
excess of    %, in the case of the Notes Due 2008 and not in excess of    %, in
the case of the Notes Due 2028, of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, concessions not in excess
of    % of the principal amount thereof on sales of the Notes to certain other dealers. After the initial public offering, the public offering prices and such concessions may be changed.

    The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Notes are new issues of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that certain of the Underwriters presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

    Salomon Brothers Inc, on behalf of the Underwriters, may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of debt securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated therewith. Because the Company expects that more than 10% of the proceeds of the offering will be used to repay money lent to the Company under the Company's existing credit facilities by Credit Suisse First Boston, The Chase Manhattan Bank, Morgan Guaranty Trust Company of New York and NationsBank of Texas, N.A., which are affiliates of Credit Suisse First Boston Corporation, Chase Securities Inc., J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities LLC, respectively, this offering will be conducted in conformity with Rule 2710(c)(8).

    The Underwriters and certain of their affiliates and associates may be customers of, have lending relationships with, engage in transactions with, and/or perform services, including investment banking and commercial banking services, for, the Company and its affiliates in the ordinary course of business. Salomon Brothers Inc has acted as financial advisor to WorldCom in connection with the MCI/WorldCom Merger, for which it has received certain fees and for which it expects to receive additional fees upon the closing of the MCI/WorldCom Merger. Additionally, Salomon Brothers Holding Company Inc, Credit Suisse First Boston, Lehman Commercial Paper Inc., The Chase Manhattan Bank, Morgan Guaranty Trust Company of New York, and NationsBank of Texas, N.A., affiliates of Salomon Brothers Inc, Credit Suisse First Boston Corporation, Lehman Brothers, Inc., Chase Securities Inc., J.P. Morgan Securities Inc., and NationsBanc Montgomery Securities LLC, respectively, are expected to be lenders under the New Credit Facility.

                     INFORMATION INCORPORATED BY REFERENCE

    As described in the Prospectus, the Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such documents filed by the Company with the Commission now may also be accessed electronically by means of the Commission's home page on the world wide web on the Internet at "http:// www.sec.gov." The Company's Annual Report on Form 10-K for the year ended December 31, 1997, Quarterly Report on Form 10-Q for the three months ended March 31, 1998 and Current Reports on Form 8-K dated August 25, 1996 (filed August 26, 1996, and as amended on Forms 8-K/A filed November 4, 1996, November 20, 1996, and December 19, 1997), November 9, 1997 (filed November 12, 1997, and as amended on Forms 8-K/A-1 filed on January 27, 1998, on Form 8-K/A-2 filed on January 28, 1998 and on Form 8-K/A-3 filed on May 28, 1998), January 29, 1998 (filed February 12, 1998), and May 28, 1998 (filed May 28, 1998) are incorporated into the Prospectus and this Prospectus Supplement by reference.

    All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of any offering of securities made by the Prospectus and this Prospectus Supplement shall be deemed to be incorporated by reference into the Prospectus and this Prospectus Supplement and to be a part of the Prospectus and this Prospectus Supplement from the date of filing of such document. Any statement contained in the Prospectus or herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference in the Prospectus or herein, shall be deemed to be modified or superseded for purposes of the Prospectus and this Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus and this Prospectus Supplement.

    The Company will provide without charge to any person to whom the Prospectus and this Prospectus Supplement is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to:

                                 WorldCom, Inc.
                             515 East Amite Street
                             Jackson, MS 39201-2702
                           Telephone: (601) 360-8600
                         Attention: Stephanie Q. Scott,
                        Director of Financial Reporting

                                 LEGAL MATTERS

    Bryan Cave LLP, St. Louis, Missouri has represented the Company in connection with the offering contemplated herein and the Underwriters have been represented by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore is representing WorldCom in connection with the MCI/ WorldCom Merger and may represent WorldCom in connection with other matters from time to time.

                                                                  [LOGO]

PROSPECTUS

                                 WORLDCOM, INC.

                                DEBT SECURITIES

    WorldCom, Inc. (the "Company" or "WorldCom") may offer from time to time, in one or more series, debentures, notes, bonds, or other obligations ("Debt Securities"), all having an aggregate initial public offering price not to exceed U.S. $6,000,000,000 or the equivalent thereof in one or more foreign currencies, foreign currency units, or composite currencies, including European Currency Units. The Debt Securities may be offered separately or as units with other securities, in separate series in amounts, at prices, and on terms to be determined at or prior to the time of sale. The Debt Securities will be direct unsecured obligations of the Company.

    The specific terms of the Debt Securities with respect to which this Prospectus is being delivered will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering and sale of the Debt Securities and the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, among other things: the specific designation; aggregate principal amount; ranking; authorized denomination; maturity; rate or method of calculation of interest and dates for payment thereof; any index or formula for determining the amount of any principal, premium, or interest payment; any exchange, redemption, prepayment, or sinking fund provisions; the currency or currency unit in which principal, premium, or interest is payable; whether the securities are issuable in registered form or in the form of global securities; and the designation of the trustee acting under the applicable indenture. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listings on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

    The Company may sell the Debt Securities directly to purchasers, through agents designated from time to time, or through underwriters or dealers, on terms determined by market conditions at the time of sale. If any agents, underwriters, or dealers are involved in the sale of the Debt Securities, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is June 15, 1998.

    NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT, OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                               TABLE OF CONTENTS

Available Information.................           2

Incorporation Of Certain Documents By
  Reference...........................           3

The Company...........................           4

Use Of Proceeds.......................           4

Ratio Of Earnings To Fixed Charges....           5

Description of Debt Securities........           6

Plan Of Distribution..................          18

Global Clearance and Settlement
  Procedures..........................          20

Certain United States Federal Income
  Tax Documentation Requirements......          24

Experts...............................          26

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other materials that are filed electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), at 1735 K Street, N.W., Washington, DC 20006.

    This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained in this Prospectus and the accompanying Prospectus Supplement as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and the schedules thereto. For further information pertaining to the Company and the Debt Securities offered hereby, reference is made to the Registration Statement and such exhibits and schedules thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    "WorldCom" is a service mark of the Company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company under File No. 0-11258 pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof:

        (1) WorldCom's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "WorldCom 1997 Form 10-K");

        (2) WorldCom's Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

        (3) WorldCom's Current Reports on Form 8-K dated August 25, 1996 (filed August 26, 1996, and as amended on Forms 8-K/A filed November 4, 1996, November 20, 1996, and December 19, 1997), November 9, 1997 (filed November 12, 1997, and as amended on Forms 8-K/A-1 filed on January 27, 1998, on Form 8-K/A-2 filed on January 28, 1998 and on Form 8-K/A-3 filed on May 28,
    1998), January 29, 1998 (filed February 12, 1998), and May 28, 1998 (filed May 28, 1998).

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    References in this Prospectus to the "Company" include WorldCom and/or its direct and indirect subsidiaries.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN AND MAY NOT BE DELIVERED HEREWITH, AS INDICATED ABOVE. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH ARE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO STEPHANIE Q. SCOTT, DIRECTOR OF FINANCIAL REPORTING, WORLDCOM, INC., 515 EAST AMITE STREET, JACKSON, MISSISSIPPI 39201-2702; TELEPHONE NUMBER (601) 360-8600.

                                  THE COMPANY

    WorldCom, Inc. is one of the largest telecommunications companies in the United States, serving local, long distance and Internet customers, domestically and internationally. The Company provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

    WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data, and international communications services over its global networks. With service to points throughout the nation and the world, WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, dedicated and dial-up Internet access, resale cellular services, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to asynchronous transfer mode ("ATM") - based backbone service, and interconnection via Network Access Points to Internet Service Providers ("ISPs"). In addition, WorldCom's subsidiary, UUNET, is an international ISP.

    WorldCom's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702, and its telephone number is (601) 360-8600.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, WorldCom will use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include the repayment of indebtedness, acquisitions, additions to working capital, and capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for each of the five years ended December 31, 1997, and for the three months ended March 31, 1997 and 1998, which ratios are based on the historical consolidated financial statements of WorldCom. The table does not include pro forma information reflecting the pending merger of MCI with and into a wholly-owned subsidiary of WorldCom or the other transactions referred to herein, because such information is not required to be presented herein.

                                                                                                               THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                    --------------------------------------------------------  ---------------------
                                                      1993       1994       1995         1996        1997       1997        1998
                                                    ---------  ---------  ---------  ------------  ---------  ---------  ----------
Ratio of earnings to fixed charges................     5.10:1     0.15:1     2.53:1      N/A          2.09:1     1.57:1     N/A
Deficiency of earnings to fixed charges (in
  thousands)......................................     --      $  52,597     --      $  2,112,834     --         --      $  213,209
                                                               ---------             ------------                        ----------
                                                               ---------             ------------                        ----------

NOTES TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    (1) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations, and fixed charges consist of pretax interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which the Company believes to be representative of interest. For the historical years ended December 31, 1994 and 1996, and for the three months ended March 31, 1998, earnings were inadequate to cover fixed charges by the amounts shown.

    (2) In the first quarter of 1998, the Company recorded a $429 million charge for in-process research and development related to the recently completed merger of a wholly-owned subsidiary of WorldCom with and into CompuServe Corporation (the "CompuServe Merger") and the recently completed transactions contemplated by the Purchase and Sale Agreement entered into by WorldCom with America Online, Inc. (the "AOL Transaction"). The charge was based on a valuation analysis of certain technologies of CompuServe Network Services and ANS Communications, Inc. acquired in these transactions, including the companies' virtual private data networks, application hosting products, security systems, next generation network architectures, and certain other identified research and development projects purchased in the CompuServe Merger and AOL Transaction. At the date of the CompuServe Merger and AOL Transaction, the technological feasibility of the acquired technology had not yet been established and the technology had no future alternative uses.

    In addition, the Company recorded a one-time pre-tax charge of $69 million for employee severance, alignment charges and direct merger costs associated with the recently completed merger of a wholly-owned acquisition subsidiary of WorldCom with and into Brooks Fiber Properties, Inc. (the "BFP Merger"). On an after-tax basis, this charge was $47.1 million and is reflected in operating loss for the three months ended March 31, 1998.

    (3) Results for 1996 include a $2.14 billion charge for in-process research and development related to the merger with MFS Communications Company, Inc. ("MFS") on December 31, 1996. The charge is based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the MFS merger. The expense includes $1.6 billion associated with UUNET and $0.54 billion related to MFS.

    Additionally, 1996 results include other after-tax charges of $121 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and a $344 million after-tax write-down of operating assets within the Company's non-core businesses. On a pretax basis, these charges totaled $600.1 million.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the Debt Securities sets forth certain general terms and provisions of the Indenture under which the Debt Securities are to be issued. The particular terms of each issue of Debt Securities, as well as any modifications or additions to such general terms that may apply in the case of such Debt Securities, will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

THE INDENTURE

    The Debt Securities will be issued under the Indenture, dated as of March 1, 1997, between the Company and The Chase Manhattan Bank, as successor to Mellon Bank, N.A. as trustee, or under another indenture between the Company and one or more other trustees to be selected by the Company (collectively, the "Indenture" and the "Trustee").

    The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Any amendments or modifications of the Indenture will be filed by the Company with the Commission on a Current Report on Form 8-K. The Indenture will be available for inspection at the offices of the Trustee. The following description of the Indenture and summaries of certain provisions thereof do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), including the definitions of certain terms in the Indenture and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The Indenture is by its terms subject to and governed by the Trust Indenture Act. Unless otherwise indicated, references under this caption to sections are references to the Indenture. Whenever particular sections or defined terms are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. A copy of the Indenture may be obtained from the Company.

    The description of certain provisions of the Indenture described below reflect the terms of the Indenture as they are proposed to be modified in respect of the Debt Securities pursuant to the Board Resolutions, Officers' Certificates and/or supplemental indentures to be delivered to the Trustee in connection with the issuance of the several series of Debt Securities (the "Authorizing Resolutions").

GENERAL TERMS OF DEBT SECURITIES

    The Indenture provides that the Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more supplemental indentures (Section 301 of the Indenture). The Indenture also provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities (Section 101 of the Indenture). Any Trustee may resign or be removed with respect to one or more series of Debt Securities issued under the Indenture, and a successor Trustee may be appointed to act with respect to such series (Section 608 of the Indenture).

    In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the Indenture, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee (Section 609 of the Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

    Reference is made to the Prospectus Supplement relating to the series of Debt Securities to be offered for the following terms thereof: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the purchase price of such Debt Securities (expressed as a percentage of the principal amount); (4) the date or dates, or the method for determining such date or dates, on which the principal (and premium, if any) of such Debt Securities will be payable; (5) the rate or rates (which may be fixed or variable), or the method for determining such rate or rates, at which such Debt Securities will bear interest, if any; (6) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for the interest payable on any registered Debt Security on such Interest Payment Dates, and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months; (7) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable and such Debt Securities may be surrendered for registration of transfer or exchange; (8) the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option; (9) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities will be redeemed or purchased, as a whole or in part, pursuant to such obligation; (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;
(11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula, or other method (which index, formula, or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined; (12) any additions, modifications, or deletions in the terms of such Debt Securities with respect to the Events of Default set forth in the Indenture; (13) any additions, modifications, or deletions in the terms of such Debt Securities with respect to the other covenants set forth in the Indenture;
(14) whether such Debt Securities will be issued in certificated or book-entry form; (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 or any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 or any integral multiple thereof; and (16) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301 of the Indenture).

    Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. Special U.S. federal income tax, accounting, and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

    Unless otherwise provided with respect to a series of Debt Securities, the Debt Securities (other than those issued in global form) will be issued in registered form without coupons in denominations of $1,000 and integral multiples thereof or in bearer form in a denomination of $5,000 (Section 302 of the Indenture).

    No stockholder, employee, officer, director or incorporator as such, past, present or future, of the Company shall have any personal liability in respect of the obligations of the Company under the Indenture or the Debt Securities by reasons of his, her or its status as such stockholder, employee, officer, director or incorporator.

CERTIFICATED SECURITIES

    Except as may be set forth in the applicable Prospectus Supplement, Debt Securities will not be issued in certificated form. If, however, Debt Securities are to be issued in certificated form, no service charge will be made for any transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of the Indenture).

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued, in whole or in part, in the form of one or more global securities (each, a "Global Security") that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless otherwise provided in the Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security will be made by the Company to the Trustee under the Indenture and forwarded by the Trustee to the depository.

    The Company anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Additional or differing terms of the depository arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of Global Securities.

    So long as DTC or any successor depository (collectively, the "Depository") or its nominee is the registered owner of a Global Security, the Depository, or such nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Investors' interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in the Depository. Such participants may include Morgan Guaranty Trust Company of New York, Brussels, Belgium office or Cedel S.A. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form, and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security. Accordingly, each person owning a beneficial interest in a Global Security must rely on DTC's procedures and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the applicable Indenture. If the Company requests any action of Holders or if an owner of a beneficial interest in a Global Security desires to take any action that a Holder is entitled to take under the Indenture, DTC will authorize the participants holding the relevant beneficial interests to give or take such action, and such participants will otherwise act upon the instructions of beneficial owners holding through them.

    If DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, if so required by applicable law or regulation, and, in either case, a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Securities. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Securities, and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such Debt Securities in certificated form registered in its name. Unless otherwise provided in the Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

    The following is based on information furnished by DTC:

        DTC will act as securities depository for the Debt Securities. The Debt Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Debt Security certificate is issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate is issued with respect to any remaining principal amount of such series.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others, such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

        Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

        To facilitate subsequent transfers, the Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

        Principal, premium, if any, and interest payments on the Debt Securities are made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such Participant and not of DTC, the Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Debt Security certificates are required to be printed and delivered.

        The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debt Security certificates will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

    Unless stated otherwise in the Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

    None of the Company, any underwriter or agent, the Trustee, or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial interest.

MERGER

    The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either (i) the Company shall be the continuing corporation or (ii) the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the performance and observance of all the covenants and conditions of the Indenture and (b) the Company or such successor corporation shall not immediately thereafter be in default under the Indenture (Section 801 of the Indenture). In the case of such a transaction, the successor corporation shall succeed to and be substituted for the Company, with the same effect as if it had been named in the Indenture as the party of the first part (Section 802 of the Indenture).

LIMITATION ON LIENS

    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, or suffer to be created or to exist, any Lien (other than Permitted Liens) upon any of its Property or assets, whether now owned or hereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Debt Securities will be secured by such Lien equally and ratably with (or prior to) all other indebtedness of the Company or any Restricted Subsidiary secured by such Lien for so long as any such other indebtedness of the Company or any Restricted Subsidiary shall be so secured. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, issue, assume, guarantee, or permit to exist indebtedness secured by Liens on Property that are not Permitted Liens without equally and ratably securing the Debt Securities, provided that the sum of all such indebtedness then being issued, assumed, or guaranteed together with such indebtedness theretofore issued, assumed, or guaranteed that remains outstanding (the "Additional Permitted Secured Indebtedness") does not exceed 10% of the total assets of the Company and its Subsidiaries prior to the time such indebtedness was issued, assumed, or guaranteed, as reflected in the Company's then most recent balance sheet prepared in accordance with GAAP (Section 1004 of the Indenture, as modified by the Authorizing Resolutions). In respect of several series of securities (the "1997 Senior Securities") issued by the Company in April and August, 1997 in aggregate principal amount of approximately $3.35 billion, maturing from 2004 through 2027 (subject to prior redemption at the option of the Company), the Indenture provides, in lieu of the exception set forth in the immediately preceding sentence, for Additional Permitted Secured Indebtedness not exceeding 15% of Consolidated Net Tangible Assets prior to the time such indebtedness was issued, assumed, or guaranteed. As long as both the Debt Securities and the 1997 Senior Securities remain outstanding, the Company will be required to comply with both of the limitations on Liens referred to above.

    Set forth below is a summary of certain of the defined terms used herein and defined in Section 101 of the Indenture. Reference is made to the Indenture for the full definitions of such terms, as well as any capitalized terms used herein for which no definitions are provided.

    "Capital Lease Obligations" means indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP. For purposes of the Indenture, a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

    "Capital Stock" means, with respect to any person, any and all shares or other equivalents (however designated) of corporate stock, partnership interest or any other participation, right, warrant, option or other interest in the nature of an equity interest in such person, but excluding any debt security convertible or exchangeable into such equity interest.

    "Consolidated Net Tangible Assets" means the consolidated total assets of the Company and its Subsidiaries as reflected in the Company's most recent balance sheet prepared in accordance with GAAP, less (i) current liabilities (excluding current maturities of long-term debt and Capital Lease Obligations) and (ii) goodwill, trademarks, patents and minority interests of others.

    "GAAP" means United States generally accepted accounting principles as in effect as of the date of determination, unless stated otherwise.

    "Lien" means, with respect to any Property of any person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement or zoning restriction (other than any easement or zoning restriction not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction.

    "Permitted Liens" means (i) Liens existing on the date of the Indenture;
(ii) Liens on Property existing at the time of acquisition thereof or to secure the payment of all or any part of the purchase price thereof or to secure any indebtedness incurred prior to, at the time of or within 270 days after the acquisition of such Property for the purpose of financing all or any part of the purchase price thereof; (iii) Liens securing indebtedness owing by a Restricted Subsidiary to the Company or any wholly-owned Subsidiary of the Company; (iv) Liens on Property of any entity, or on the stock, indebtedness or other obligations of such entity, existing at the time (a) such entity becomes a Restricted Subsidiary, (b) such entity is merged into or consolidated with the Company or a Restricted Subsidiary or (c) the Company or a Restricted Subsidiary acquires all or substantially all of the assets of such entity; provided that no such Lien extends to any other Property of the Company or any other Restricted Subsidiary; (v) Liens on Property to secure any indebtedness incurred to provide funds for all or any part of the cost of development of or improvements to such Property; (vi) Liens on the Property of the Company or any of its Subsidiaries securing (a) nondelinquent performance of bids or contracts (other than for borrowed money, obtaining of advances or credit or the securing of debt), (b) contingent obligations on surety and appeal bonds and (c) other nondelinquent obligations of a like nature, in each case, incurred in the ordinary course of business; (vii) Liens securing Capital Lease Obligations, provided that (a) any such Lien attaches to the Property within 270 days after the acquisition thereof and (b) such Lien attaches solely to the Property so acquired; (viii) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of set-off or similar rights and remedies as to deposit account or other funds, provided that such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and such deposit account is not intended by the Company or any Subsidiary to provide collateral to the depository institution; (ix) pledges or deposits under worker's compensation laws, unemployment insurance laws or similar legislation; (x) statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings; (xi) Liens arising solely by operation of law and in the ordinary course of business, such as mechanics', materialmen's, warehousemen's and carriers' Liens and Liens of landlords or of mortgages of landlords, on fixtures and movable Property located on premises leased in the ordinary course of business; (xii) Liens on personal Property, other than shares of stock or indebtedness of any Restricted Subsidiary, to secure loans maturing not more than one year from the date of the creation thereof and on accounts receivable associated with a receivables financing program of the Company or any of its Subsidiaries; and (xiii) any renewal, extension or replacement (in whole or in part) for any Lien permitted pursuant to exceptions (i) through (xii) above or of any indebtedness secured thereby, provided that such extension, renewal or replacement Lien shall be limited to all or any part of the same Property that secured the Lien extended, renewed or replaced (plus improvements on such Property).

    "Property" means, with respect to any person, any interest of such person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other person (but excluding Capital Stock or other securities issued by such first mentioned person).

    "Receivables Subsidiary" means a special purpose wholly-owned Subsidiary created in connection with any transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey, grant a security interest in or otherwise transfer undivided percentage interests in its receivables.

    "Restricted Subsidiary" means any Subsidiary of the Company if (i) such Subsidiary has substantially all of its Property in the United States (other than its territories and possessions) and (ii) at the end of the most recent fiscal quarter of the Company, the aggregate amount, determined in accordance with GAAP consistently applied, of securities of, loans and advances to, and other investments in, such Subsidiary held by the Company and its other Subsidiaries exceeded 10% of the Company's Consolidated Net Tangible Assets; provided, however, that the term Restricted Subsidiary shall not include (a) any Subsidiary acquired by the Company subsequent to the date of the Indenture unless and until such time as such corporation is designated by the Company as a "Restricted Subsidiary" or otherwise similarly treated under the Company's $5 billion five-year revolving credit facility or any other agreement of the Company for indebtedness for borrowed money or (b) any Receivables Subsidiary. (Section 101 of the Indenture as modified by the Authorizing Resolutions). In respect of the 1997 Senior Securities, in lieu of the exception described in clause (a) above, the Indenture excludes from the definition of Restricted Subsidiary any of MFS or its Subsidiaries unless and until such time as such corporation is designated by the Company as a "Restricted Subsidiary" or otherwise similarly treated under the Company's $5 billion five-year revolving credit facility or any other agreement of the Company for indebtedness for borrowed money. As long as both the Debt Securities and the 1997 Senior Securities remain outstanding, the Company will be required to comply with provisions relating to Restricted Subsidiaries as applicable for purposes of both the Debt Securities and the 1997 Senior Securities.

    "Sale and Leaseback Transaction" means, with respect to the Company or a Restricted Subsidiary, any direct or indirect arrangement pursuant to which Property is sold or transferred by such person or and is thereafter leased back from the purchaser or transferee thereof by the Company or a Restricted Subsidiary.

    "Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company or one or more other Subsidiaries of the Company. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

EVENTS OF DEFAULT, NOTICE AND WAIVERS

    The Indenture provides that the following events are Events of Default with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making a sinking fund payment required for any Debt Security of such series; (d) default in the performance or breach of any covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 90 days after written notice as provided in the Indenture (which notice period is 60 days in respect of the 1997 Senior Securities); (e) certain events of bankruptcy, insolvency, or reorganization, or court appointment of a receiver, liquidator, or trustee of the Company or all or substantially all of its property; and (f) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of the Indenture, as modified by the Authorizing Resolutions). In respect of the 1997 Senior Securities, the Indenture also includes within the meaning of Events of Default certain events of default resulting in the acceleration of the maturity of indebtedness aggregating in excess of $50,000,000 under any mortgages, indentures (including the Indenture), or instruments under which the Company may have issued, or by which there may have been secured or evidenced, any other indebtedness (including debt securities of any other series issued under the Indenture) of the Company, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled. Accordingly, if such events were to occur, the principal amount of the 1997 Senior Securities may be declared to be due and payable at a time when the Debt Securities would not be so declared to be due and payable, and such acceleration in respect of the 1997 Senior Securities may adversely affect the ability of the Company to make required payments in respect of the Debt Securities.

    Within 90 days after the occurrence of any default with respect to any series of Debt Securities, the Trustee shall transmit notice of such default (unless cured or waived) known to the Trustee to the Holders of such Debt Securities; provided, that the Trustee may withhold notice to the Holders of any series of

Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601 of the Indenture).

    If an Event of Default under the Indenture with respect to Debt Securities of any series issued thereunder at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders) (Section 502 of the Indenture). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee prior to the Stated Maturity thereof, the Holders of a majority in principal amount of Outstanding Debt Securities of such series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or premium, if any) or interest on Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502 of the Indenture). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder may waive certain past defaults with respect to such series and its consequences (Section 513 of the Indenture). Reference is made to the Prospectus Supplement relating to any series of Debt Securities issued under the Indenture which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof. Within 120 days after the close of each fiscal year, the Company must file with the Trustee a statement, signed by specified officers, stating whether or not such officers have knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1006 of the Indenture).

    Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602 of the Indenture). Subject to such provisions for indemnification and certain limitations contained in the Indenture, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee (Section 512 of the Indenture).

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee to enter into one or more indentures supplemental to the Indenture without the consent of the holders of any Debt Securities for certain purposes, including the following: (a) to evidence the succession of another entity to the Company and the assumption by such entity of the covenants of the Company contained in the Indenture, (b) to add to the covenants of the Company for the benefit of the holders of all or any series of the Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon the Company in the Indenture; (c) to add any additional Events of Default for the benefit of the Holders of all or any series of the Debt Securities (and if such Events of Default are to be for the benefit of less than all series of Debt Securities, stating that such Events of Default are expressly being included solely for the benefit of such series); provided, however, that in respect of any such additional

Events of Default such supplemental indenture may provide for a particular period of grace after default or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default or may limit the right of the Holders of a majority in aggregate principal amount of that or those series of Debt Securities to which such additional Events of Default apply to waive such default; (d) to add to or change any of the provisions of the Indenture to permit or facilitate the issuance of any series of the Debt Securities in uncertificated or bearer form;
(e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Outstanding Debt Securities of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; (f) to provide security for the Debt Securities; (g) to establish the form or terms of any series of Debt Securities and any related coupons in accordance with the terms and conditions of the Indenture; (h) to evidence and provide for the acceptance and appointment of a successor Trustee with respect to any series of Debt Securities and to add to or change any of the provisions of the Indenture to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee; (i) to cure any ambiguity, to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture and which additional provisions shall not adversely affect the interests of the Holders of any series of the Debt Securities in any material respects; or (j) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of the Debt Securities in accordance with terms and conditions of the Indenture provided that any such action shall not adversely affect the interests of the holders of any series of the Debt Securities in any material respect (Section 901 of the Indenture).

    The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of all the Outstanding Debt Securities under the Indenture affected by the terms of any such supplemental indenture, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Holders of any series of Debt Securities, except that, without the consent of the Holders of each such Debt Security affected thereby, no such supplemental indenture shall (a) change the Stated Maturity of the principal of (or premium, if any, on) or any installment of principal of or interest on any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change any obligation of the Company to pay additional amounts pursuant to Section 1007 of the Indenture (except as otherwise contemplated by the Indenture); (d) adversely affect any right of repayment at the option of the Holder such Debt Security; (e) change the place of payment where, or the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Security or any premium or interest thereon is payable; (f) impair the right to institute suit for the enforcement of any payment on or after the stated maturity thereof (or in the case of redemption or repayment at the option of the Holder of such Debt Security, on or after the Redemption Date or the Repayment Date, as the case may
be) with respect to any such Debt Security; (g) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver with respect to such series or compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences; (h) reduce the quorum or voting requirements as contained in the Indenture with respect to such Debt Securities; or (i) modify any of the provisions of the Indenture relating to supplemental indentures or waiver of past defaults with respect to such Debt Securities except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived with respect to such Debt Securities without the consent of the Holders of each such Debt Security (Section 902 of the Indenture).

    A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more series of the Debt Securities, or which modifies the rights of Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the Holders of Debt Securities of any other series, but shall require the consent, in accordance with the provisions of the Indenture, of the Holders of at least a majority of the Outstanding Debt Securities of such one or more particular series. It is not necessary for the Holders of the Debt Securities to approve the particular form of any proposed supplemental indenture, but it is sufficient if such Holders approve the substance thereof (Section 902 of the Indenture). Every supplemental indenture executed pursuant to the Indenture will conform to the requirements of the Trust Indenture Act as then in effect (Section 905 of the Indenture).

SATISFACTION AND DISCHARGE OF THE INDENTURE, COVENANT DEFEASANCE

    The Company may, at its option, elect to have either or both of (a) the defeasance provision of the Indenture or (b) the covenant defeasance provision of the Indenture apply to a series of Debt Securities upon compliance with the applicable conditions set forth in the Indenture (Section 1401 of the Indenture). The Company shall be deemed to have been discharged from its obligations with respect to a series of Debt Securities on the date the conditions set forth below are satisfied (hereinafter, "defeasance"), except for the following obligations which shall survive until otherwise terminated or discharged pursuant to the Indenture: (i) the rights of holders of such Debt Securities to receive, solely from the trust fund described in Section 1404 of the Indenture, payments in respect of the principal of (and premium, if any) and interest, if any, on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to such Debt Securities under Sections 305, 306, 1002 and 1003 of the Indenture and with respect to the payment of additional amounts, if any, as contemplated by Section 1007 of the Indenture,
(iii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and (iv) the obligations contained in the article of the Indenture relating to defeasance and covenant defeasance. The Company shall be released from its obligations under any covenant with respect to such Debt Securities on and after the date the conditions set forth below are satisfied (hereinafter, "covenant defeasance") (Sections 1402 and 1403 of the Indenture).

    The following are the conditions that must be satisfied prior to defeasance or covenant defeasance: (a) the Company shall irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, money and/or Government Obligations sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest, if any, on the Debt Securities to be defeased on the Stated Maturity of such principal or installment of principal or interest and (ii) any mandatory sinking fund payments or analogous payments applicable to such Debt Securities; (b) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (c) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to such Debt Securities shall have occurred and be continuing on the date of such deposit, or if applicable, at any time during the period ending on the 91st day after the date of such deposit; (d) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred; (e) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance or the covenant defeasance (as the case may be) have been complied with and an opinion of counsel to the effect that either (i) as a result of a deposit pursuant to subsection (a) above, registration is not required under the Investment Company Act of 1940, as amended, by the Company, with respect to the trust funds representing such deposit or by the Trustee for such trust funds or (ii) all necessary registrations under said Act have been effected; and (f) such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company in connection therewith pursuant to Section 301 of the Indenture (Section 1404 of the Indenture).

    "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of the Indenture).

    The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option.

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Events of Default described in clauses (d) and (f) under "Events of Default, Notice and Waiver", the amount of money in which such Debt Securities are payable, and Government Obligations on deposit with the relevant Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series and any related coupons.

REGARDING THE TRUSTEE

    The Chase Manhattan Bank, Trustee under the Indenture, is a participant in the Company's revolving credit and term loan agreements. In addition, the trustee may from time to time enter into other lending transactions with the Company in the ordinary course of business.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities in or outside the United States to or through underwriters, through or to dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Debt Securities offered hereby will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, dealers, or agents, the purchase price of the Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and any securities exchanges on which the Debt Securities may be listed.

    If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters or agents. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Debt Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

    If dealers are used in the sale of Debt Securities with respect to which this Prospectus is delivered, the Company will sell such Debt Securities to the dealers as principals. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

    Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

    If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

    The Debt Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Debt Securities.

                   GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

    When so provided in the Prospectus Supplement, investors in the Global Securities representing any of the Debt Securities issued hereunder may hold a beneficial interest in such Global Securities through DTC, CEDEL, or Euroclear (as defined below) or through participants. The Global Securities may be traded as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle as set forth in the applicable Prospectus Supplement.

    Cedel S.A. ("CEDEL") is incorporated under the laws of Luxembourg as a professional depository. CEDEL holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between CEDEL participants through electronic book-entry changes in accounts of CEDEL participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in CEDEL in any of 28 currencies, including United States dollars. CEDEL provides to its participants, among other things, services for safekeeping, administration, clearance, and settlement of internationally traded securities and securities lending and borrowing. CEDEL interfaces with domestic markets in several countries. As a professional depository, CEDEL is subject to regulation by the Luxembourg Monetary Institute. CEDEL participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations and may include the underwriters named in any Prospectus Supplement. Indirect access to CEDEL is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a CEDEL participant, either directly or indirectly.

    The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 32 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC. The Euroclear System is operated by Morgan Guaranty Trust Company of New York, Brussels, Belgium office (the "Euroclear Operator" or "Euroclear"), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

    The Euroclear Operator is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Federal Reserve Board and the New York State Banking Department, as well as the Belgian Banking Commission.

    Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

    Principal, premium, if any, and interest payments with respect to Debt Securities held through CEDEL or Euroclear will be credited to the cash accounts of CEDEL participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depository. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations as described below. CEDEL or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the relevant Indenture on behalf of a CEDEL participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depository's ability to effect such actions on its behalf through the Depository.

INITIAL SETTLEMENT

    All Global Securities will be registered in the name of Cede & Co. as nominee of DTC. Investors' interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in the Depository. As a result, CEDEL and Euroclear will hold positions on behalf of their participants through their respective depositories, Citibank, N.A. ("Citibank") and Morgan Guaranty Trust Company of New York ("Morgan"), which in turn will hold such positions in accounts as participants of DTC.

    Global Securities held through DTC will follow the settlement practices described above. Investor securities custody accounts will be credited with their holdings against payment on the settlement date. Global Securities held through CEDEL or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment.

SECONDARY MARKET TRADING

    Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

    Trading between DTC Participants. Secondary market trading between DTC participants will be settled using the procedures described above.

    Trading between CEDEL and/or Euroclear Participants. Secondary market trading between CEDEL participants and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds.

    Trading between DTC Seller and CEDEL or Euroclear Purchaser. When beneficial interests in the Global Securities are to be transferred from the account of a DTC participant to the account of a CEDEL participant or a Euroclear participant, the purchaser will send instructions to CEDEL or Euroclear through a participant at least one business day prior to settlement. CEDEL or Euroclear will instruct Citibank or Morgan, respectively, as the case may be, to receive a beneficial interest in the Global Securities against payment. Unless otherwise set forth in the Prospectus Supplement, payment will include interest accrued on the beneficial interest in the Global Securities so transferred from and including the last coupon payment date to and excluding the settlement date, on the basis on which interest is calculated on the Debt Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by Citibank or Morgan to the DTC participant's account against delivery of the beneficial interest in the Global Securities. After settlement has been completed, the beneficial interest in the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the CEDEL or Euroclear participant's account. The securities credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the beneficial interest in Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (that is, the trade fails), the CEDEL or Euroclear cash debit will be valued instead as of the actual settlement date.

    CEDEL participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within CEDEL or Euroclear. Under this approach, they may take on credit exposure to CEDEL or Euroclear until the Global Securities are credited to their accounts one day later.

    As an alternative, if CEDEL or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, CEDEL participants or Euroclear participants purchasing beneficial interest in Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the beneficial interests in the Global Securities were credited to their accounts. However, interest on the beneficial interests in the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

    Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending a beneficial interest in Global Securities to Citibank or Morgan for the benefit of CEDEL participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

    Trading between CEDEL or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, CEDEL and Euroclear participants may employ their customary procedures to transactions in which the beneficial interest in the Global Securities is to be transferred by the respective clearing system, through Citibank or Morgan, to a DTC participant. The seller will send instructions to CEDEL or Euroclear through a participant at least one business day prior to settlement. In these cases, CEDEL or Euroclear will instruct Citibank or Morgan, as appropriate, to deliver the beneficial interest in the Global Securities to the DTC participant's account against payment. Payment will include interest accrued on the beneficial interests in the Global Securities from and including the last coupon payment date to and excluding the settlement date on the basis on which interest is calculated on the Global Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the CEDEL or Euroclear participant the following day, and receipt of the cash proceeds in the CEDEL or Euroclear participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the CEDEL or Euroclear participant have a line of credit with its respective clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (that is, the trade fails), receipt of the cash proceeds in the CEDEL or Euroclear participant's account would instead be valued as of the actual settlement date.

    Finally, day traders that use CEDEL or Euroclear and that purchase beneficial interests in Global Securities from DTC participants for credit to CEDEL participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

        (1) borrowing through CEDEL or Euroclear for one day (until the purchase side of the day trade is reflected in their CEDEL or Euroclear accounts) in accordance with the clearing system's customary procedures;

        (2) borrowing beneficial interests in the Global Securities in the United States from a DTC participant no later than one day prior to settlement, which would give beneficial interests in the Global Securities sufficient time to be reflected in the appropriate CEDEL or Euroclear account in order to settle the sale side of the trade; or

        (3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the CEDEL participant or Euroclear participant.

    Although the DTC, CEDEL, and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Securities among participants of the DTC, CEDEL, and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                           DOCUMENTATION REQUIREMENTS

    A beneficial owner of Global Securities holding securities, directly or indirectly, through CEDEL or Euroclear (or through DTC if the Holder has an address outside the United States) will be subject to the 30% United States withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by United States persons, unless (i) each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the United States entity required to withhold tax complies with applicable certification requirements, and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

    EXEMPTION FOR NON-U.S. PERSONS (FORM W-8). Non-U.S. persons that are beneficial owners (other than a beneficial owner that owns actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or a controlled foreign corporation that is related to the Company through stock ownership) can obtain a complete exemption from the withholding tax by filing a properly completed Form W-8 (Certificate of Foreign Status). If the information shown on Form W-8 changes, a new Form W-8 must be filed within 30 days of such change.

    EXEMPTION FOR NON-U.S. PERSONS WITH EFFECTIVELY CONNECTED INCOME (FORM
4224). A non-U.S. person, including a non-U.S. corporation or bank with a United States branch, that is a beneficial owner and for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing a properly completed Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

    EXEMPTION OR REDUCED RATE FOR NON-U.S. PERSONS RESIDENT IN TREATY COUNTRIES (FORM 1001). Non-U.S. persons that are beneficial owners that are entitled to the benefits of an income tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing a properly completed Form 1001 (Ownership, Exemption or Reduced Rate Certificate). If the treaty provides only for a reduced rate, withholding tax will be imposed at that rate unless the filer alternatively files Form W-8. Form 1001 may be filed by the beneficial owner or the beneficial owner's agent.

    EXEMPTION FOR U.S. PERSONS (FORM W-9). United States persons can obtain a complete exemption from the withholding tax by filing a properly completed Form W-9 (Request for Taxpayer Identification Number and Certification).

    Treasury Regulations, which will be applicable to payments made after 1999 (with certain transition rules), provide for the unification and simplification of certain current certification procedures. Under these regulations, a Form W-8 will replace Forms 1001 and 4224 and become the only form necessary to obtain a withholding exemption or reduction for non-U.S. Holders. Further, pursuant to these new regulations, special rules permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. Although a beneficial owner will still be required to submit a Form W-8 to such an intermediary, such intermediary generally will not be required to forward a Form W-8 received from such beneficial owner to the withholding agent. Both U.S. Holders and non-U.S. Holders are urged to consult their own tax advisors with respect to these new regulations.

UNITED STATES FEDERAL INCOME TAX REPORTING PROCEDURE

    The beneficial owner of the Global Security or, in the case of a Form 1001 or a Form 4224 filer, his agent, files by submitting the appropriate form to the entity through whom it directly holds the Global Security. For example, if the beneficial owner is listed directly on the books of Euroclear or CEDEL as the Holder of the Debt Security, the Internal Revenue Service ("IRS") Form must be provided to Euroclear or CEDEL, as the case may be. Each person through which a Debt Security is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Debt Security, until the IRS Form is received by the U.S. person who would otherwise be required to withhold U.S. federal income tax from interest on the Debt Security. For example, in the case of Debt Securities held through Euroclear or CEDEL, the IRS Form (or a copy thereof) must be received by the U.S. depository of such clearing agency. Applicable procedures include, if a beneficial owner of the Debt Security provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution (a "financial institution") that holds the Debt Security in the ordinary course of its trade or business on the owner's behalf, that such financial institution certify to the person otherwise required to withhold U.S. federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and that it furnish the payor with a copy thereof.

    As used in this section on tax documentation requirements and the following section ("Additional United States Federal Tax Considerations for Non-U.S. Persons"), the term "U.S. person" means (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any State thereof, (iii) an estate, other than an estate the income of which, from sources without the United States, is not effectively connected with the conduct of a trade or business within the United States, or
(iv) a trust if (A) a court within the United States is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all the trust's substantial decisions. The terms "United States" and "U.S." mean the United States of America (including the States and the District of Columbia).

ADDITIONAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. PERSONS

    Any capital gain realized on the sale, exchange, redemption, or other disposition of Debt Securities by a non-U.S. person will not be subject to United States federal income or withholding taxes unless, in the case of an individual, such Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, or other disposition or receipt and certain other conditions are met, or the gain is effectively connected with a United States trade or business of the non-U.S. person.

    Payments made on Debt Securities and proceeds from the sale of Debt Securities received by a non-U.S. person will not be subject to a backup withholding tax of 31% or to information reporting requirements unless, in general, the Holder fails to comply with certain reporting procedures or otherwise fails to establish an exemption from such tax or reporting requirements under applicable provisions of the Internal Revenue Code (see "Certain U.S. Federal Income Tax Documentation Requirements").

    Debt Securities will not be subject to United States federal estate tax as a result of the death of a Holder who is not a citizen or resident of the United States at the time of death, unless such Holder at the time of death actually or constructively owns 10 percent or more of the combined voting power of all classes of stock of the Company or, at the time of such Holder's death, payments of interest on such Debt Securities are effectively connected with the conduct by such Holder of a trade or business in the United States.

    This summary does not deal with all aspects of U.S. income and withholding taxes or the application of any U.S. income or estate tax treaty that may be relevant to foreign beneficial owners of the Global Securities, including special categories of foreign investors who may not be eligible for exemptions from U.S. withholding tax. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of beneficial interests in the Global Securities. Any additional requirements, if applicable, will be set forth in the Prospectus Supplement.

                                    EXPERTS

    The consolidated financial statements of WorldCom as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in WorldCom's Current Report on Form 8-K dated May 28, 1998 (filed May 28, 1998), and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

    The consolidated financial statements and schedule of MFS as of December 31, 1996 and for the period then ended (see Note 1 to the MFS Consolidated Financial Statements), and for the year ended December 31, 1996, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed December 19, 1997) and incorporated by reference into this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

    The consolidated financial statements of MFS as of December 31, 1995 and 1994 and for each of the three and two years in the period ended December 31, 1995, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996 and December 19, 1997) and incorporated by reference into this registration statement, have been incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of UUNET as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996) and incorporated by reference into this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements of MCI as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference to WorldCom's Current Report on Form 8- K/A-3 dated November 9, 1997 (filed May 28, 1998) have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                                   ----------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT
Cautionary Statement Regarding Forward-Looking
  Statements...................................        S-2
The Company....................................        S-3
Risk Factors...................................        S-3
Recent Business Combinations...................       S-11
The MCI/WorldCom Merger........................       S-13
Use of Proceeds................................       S-16
Capitalization.................................       S-17
Selected Historical Financial Data of
  WorldCom.....................................       S-18
Selected Historical Financial Data of MCI......       S-20
Pro Forma Condensed Combined Financial
  Statements...................................       S-21
Notes to Pro Forma Condensed Combined Financial
  Statements...................................       S-25
Description of the Notes.......................       S-27
Underwriting...................................       S-31
Information Incorporated by Reference..........       S-32
Legal Matters..................................       S-33
                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          3
The Company....................................          4
Use of Proceeds................................          4
Ratio of Earnings to Fixed Charges.............          5
Description of Debt Securities.................          6
Plan of Distribution...........................         18
Global Clearance and Settlement Procedures.....         20
Certain United States Federal Income Tax
  Documentation Requirements...................         24
Experts........................................         26

                                  $
                                 WORLDCOM, INC.

                           $
                                  % NOTES DUE 2003
                           $
                                  % NOTES DUE 2005
                           $
                                  % NOTES DUE 2008
                           $
                                  % NOTES DUE 2028

                                     [LOGO]

                                   ---------

                    P R O S P E C T U S S U P P L E M E N T

                                AUGUST   , 1998
                             (INCLUDING PROSPECTUS
                              DATED JUNE 15, 1998)

                                   ---------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                        UTENDAHL CAPITAL PARTNERS, L.P.

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